May 30, 2008

Dear Stockholder:

During 2007, we realized significant progress towards achieving a number of important strategic objectives at WidePoint Corporation.

Our commitment to become a premier provider of information technology based products and services to both government and commercial markets was successfully augmented by a number of positive events that occurred during the year, including several significant contract awards and a number of new strategic relationships and affiliations. These achievements helped sharpen our focus within the areas of identity assurance and information management and bolstered our ability to compete successfully in 2008.

An executive level initiative in 2007 to expand our Information Technology based niche offerings beyond identity assurance and information management led to the completion of our acquisition of iSYS in January of 2008. iSYS, a Virginia based provider of Information Technology focused services in information assurance, forensic informatics, and mobile telecom management services, supplements our information assurance capabilities, while adding significant new services to our growing pipeline of offerings. This acquisition greatly expanded our capabilities, revenue size, customer base, and reach.

Looking back at our financial performance during 2007, the Company experienced improving revenue performance within our identity and information assurance segment, but disappointing revenue performance overall as compared to the prior year. This was materially the result of a slackening period of demand brought about by federal government budgeting issues that delayed many new government sector initiatives, and indirectly caused confusion and hesitation on capital spending decisions by our commercial sector customers.

In response to this challenging environment during 2007 and to limit the potential impact these disruptions could have caused to our overall performance and financial health, we aggressively re-deployed resources wherever possible and put into place several initiatives that allowed us to best cope with the economic confusion during the year. Our quick repositioning allowed us to continue to expand our growth within our strategic identity assurance and information management segment. This allowed us to improve our overall product mix and operating margins, which also helped offset declining revenues in other segments during the period. Our repositioning also allowed us to focus our financial resources on our key strategic segment, allowing us to maintain and enhance our competitive positioning and advantage. As a direct result of these actions, we were able to manage our financial resources efficiently, maximize our strategic growth within the identity assurance and information management segment, and successfully position the company for a resumption of substantial revenue growth in 2008.

Looking to our performance in 2008 and beyond, we are confident in our ability to deliver a stronger and more robust company that will allow us to grow WidePoint’s enterprise value and market capitalization, and result in increased stakeholder value to our WidePoint investors. As always, we remain grateful for your continued support.

Sincerely,

/s/ Steve L. Komar

Steve L. Komar
Chairman of the Board and
Chief Executive Officer

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

|X|	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 2007.

OR

|_|	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from _____________ to _____________.

Commission File Number 000-23967

WIDEPOINT CORPORATION
(Exact name of registrant as specified in its charter.)

Delaware	52-2040275
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)
One Lincoln Centre, Oakbrook Terrace, IL	60181
(Address of principal executive offices)	(Zip Code)

Registrant’s phone number, including area code:         (630) 629-0003

Securities registered pursuant to Section 12(b) of the Act:

Title of each class

Common Stock, $.001 par value per share

Name of each exchange on which registered

American Stock Exchange

Securities registered pursuant to section 12(g) of the Act: None

        Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes        No   X

        Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes        No   X

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes   X   No

        Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [   ]

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer (as defined in Rule 12b-2 of the Act).

Large accelerated filer Accelerated filer Non-accelerated filer Smaller Reporting Company X

        Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

        Yes        No   X

        State the aggregate market value of the registrant’s voting and non-voting common equity held by non-affiliates of the registrant computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant’s most recently completed second fiscal quarter.    $123,807,418.

        As of March 24, 2008, the registrant had 54,090,697 shares of its Common Stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information called for by Part III of the Form 10-K is incorporated by reference from the registrant’s definitive proxy statement which will be filed pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this report.

PART I

ITEM 1.	BUSINESS.

Background and Environment

WidePoint Corporation (“WidePoint” or the “Company”) is a technology-based provider of product and services to both the government sector and commercial markets. We specialize in providing systems engineering, information technology services and information assurance in the form of identity management services. Our subsidiary, Operational Research Consultants, Inc. (ORC), is a leading provider of E-Authentication Federation credential services and federal compliant Public Key Infrastructure (PKI) managed services to the federal government. On January 4, 2008 we acquired iSYS LLC (“iSYS”), a leading provider of mobile telecom managed services to the United States Federal Government expanding our service offerings. We intend to grow over the next few years through a combination of organic growth, the acquiring of selective strategic assets and acquisitions, and by operational efficiencies among our subsidiaries.

The Company is comprised of the following two segments: (i) consulting services and (ii) PKI credentialing and managed services. For additional information related to our segments, see Note 12 to our financial statements included in this Form 10-K.

WidePoint was incorporated in Delaware on May 30, 1997. Our staff consists of business process and computer specialists who help our government and civilian customers augment and expand their resident technologic skills and competencies, drive technical innovation, and help develop and maintain a competitive edge in today’s rapidly changing technological environment in business. Our organization emphasizes an intense commitment to our people, our customers, and the quality of our solutions offerings. As a services organization, our customers are our primary focus. We have developed thorough, comprehensive policies, procedures and controls to mitigate the threat, or potential threat, of intentional, unintentional, physical, natural or electronic compromise or disruption of any portion of our systems or services. The talent and technology are available, and the resident expertise experienced in working together, to ensure goals are achieved quickly and seamlessly. Contract instruments are already in place and a substantive reference base with an assortment of federal agencies are available.

On October 25, 2004, we completed the acquisition of ORC. ORC specializes in Information Technology (“IT”) systems integration and secure authentication processes and software, and providing services to the United States Government. ORC has been at the forefront of implementing E-Authentication Federation and PKI technologies. These identity management technologies are rapidly becoming the technology of choice to enable security services within and between different computer systems utilized by various agencies and departments of the U.S. Government. Based on asymmetric key cryptography, PKI effectively deploys a public key and a private key to each individual and or device, ensuring that the private key is only accessible to that individual and/ or device. Thus, the algorithms used in PKI achieve a level of authentication of users and information that maintains a high integrity of all data and communications, non-repudiation of data and communications, and confidentiality of data and communications. The public key also enables encryption of all information and/or communication from any sender, where the associated private key allows only the holder of that key to unlock and decrypt such information and/or communication. PKI and E-Authentication technologies also speed up and simplify the delivery of products and services by providing a common, secure, electronic approach to processes that historically have been paper based and single or reduced sign-on to multiple electronic applications without degrading security across mission-related transactions internal to an organization and with external organizations. ORC is designated by the United States Government as the first External Certificate Authority for the U.S. Government. ORC is authorized to issue all permissible certificate types and services in accordance with Defense Information Systems Agency and National Security Agency standards, necessary for the interoperable, secure exchange of information between U.S. Governmental agencies, contractors, and international allies such as members of NATO.

WidePoint offers these iDentity Management and eAuthentication Services© based on existing technology and open systems standards, providing Identification and Authentication (I&A) interoperability among users and relying parties (Government, businesses, trading partners, and citizens) at the assurance level and rigor required by the owner of the protected resource. These services include four major US Government Certifications:

•	GSA E-Authentication Federation
•	US Government External Certificate Authority (ECA)
•	GSA Access Certificates for Electronic Services (ACES)
•	GSA Shared Service Provider (SSP), supporting the Federal PKI Common Policy Framework, HSPD-12, and Federal Information Processing Standard (FIPS) 201 initiatives

These iDentity Management and eAuthentication Services© fully support Business-to-Government, Government-to-Government, and Citizen-to-Government secure digital transaction requirements, and, because our PIVotal ID© digital credentials are an allowable direct charge (“ODC”) under the Federal Acquisition Regulation rules, the cost of such services and products can be “passed-on” by ORC’s customers in government contracts and/or proposals.

Over the past several years WidePoint focused on the consolidation of its acquisition of ORC, accelerating the rollout of the ORC E-Authentication Federation and PKI identity management initiatives, and continuing to implement our project based enterprise strategy, emphasizing our industry-wide best practices disciplines. With the addition of the customer base and the increase in revenues attributable to the ORC acquisition, WidePoint’s opportunity to leverage and expand further into the federal marketplace has improved dramatically. ORC’s past client successes, top facility security clearances, security personnel expertise, and additional breadth of management talent have expanded our reach into markets that previously were not accessible to WidePoint. We intend to continue to market and sell our technical capabilities into the governmental and commercial marketplace. Further, we are continuing to actively search out new synergistic acquisitions that we believe may further enhance our present base of business and service offerings, and in January 2008 we acquired iSYS, which augmented our information assurance offerings and expanded our reach into the federal government.

Looking forward, the strong authenticated identity management market opportunity expands by orders of magnitude as information is increasingly circulated on the internet among limited, but frequently changing audiences of specifically named individuals. Society has dictated that digital transactions must have the capability to prove who the provider of a piece of information is (by name, not simply office), as well as to verify that no one has modified the information subsequent to its issuance. Federal, State and local legislation increasingly demands that there must be no question as to exactly when information is published, that there must be a means of reviewing an auditable history of transactions and there must also be a means to archive all information securely, as well as a means to recall the information from the secure archive at a later time. The information age has created an urgent need for these requirements to be realized in an environment that is easy to use, suitable for senior executives and managers, highly reliable, and that supports the increasingly mobile demands of our democracy.

WidePoint and our wholly-owned subsidiary, ORC, are strategically postured to help federal agencies and commercial concerns implement meaningful and efficient security into internet/intranet operations to protect sensitive information and billions of dollars in transactions each day. ORC’s Common Identity Enabling Infrastructure (CIEI)© and PIVotal ID© services fully support these needs by leveraging existing infrastructures and creating a digital credential for each individual and device recognized and accepted both internally to an organization and externally by any other infrastructure recognizing federally authorized credentials as trustworthy.

The iSYS acquisition in January 2008 further expands our customer base and our information assurance offerings while adding forensic informatics and mobile telecom managed services to the services that we provide. iSYS was formed in 2002 as a single member limited liability corporation with operations in the greater Washington, D.C. area and Columbus, Ohio. They provide services predominately to the United States federal government and have recently expanded their operations into local and state jurisdictions and to commercial enterprises. We believe that the introduction of our capabilities in providing credentialing services to the iSYS client base will provide cross-selling opportunities and differentiation of our newly expanded services as a result of the acquisition of iSYS.

WidePoint has solidly established our reputation as an elite provider of these information assurance and security of digital transactions for the U.S. Department of Defense (DoD), the U.S. Navy, the U.S. Air Force, the U.S. National Security Agency (NSA), the U.S. Coast Guard, U.S. Office of Management and Budget (OMB), U.S. General Services Administration (GSA), the U.S. General Accounting Office (GAO), several state governments and Fortune 500 commercial clients. WidePoint has distinguished itself by providing the highest levels of professionalism, on-time delivery of solutions and superior managed services. WidePoint anticipates capturing a significant market share within the identity management marketplace for which we believe has the potential of providing significant revenue growth for the Company.

Most of our current costs consist of salaries and benefits paid to our technical, marketing and administrative personnel, as well as the solutions required to maintain the secure facilities and infrastructure that support our information assurance and security offerings. As a result of our plan to expand operations through a combination of internal growth initiatives and acquisition opportunities, such costs are expected to increase. Our profitability depends upon both the volume of services performed and the ability to manage costs. A significant portion of our cost structure is labor related and we must effectively manage these costs in order to achieve growth and profitability. To date, we have attempted to maximize our operating margins through efficiencies achieved by the use of our proprietary methodologies and by offsetting increases in consultant salaries with increases in consultant fees charged to our clients.

Enterprise Strategy

In the continuing effort to differentiate our services and overcome the highly competitive environment within the general IT marketplace, we have modified our strategic plan; including the launch of a federal sector business initiative, continued development of new capabilities, and the initiation and expansion of several alliances and relationships to expand our ability to penetrate new market segments.

WidePoint’s acquisition of ORC provided a number of large indefinite delivery, indefinite quantity (“IDIQ”) contracts that extend WidePoint’s capability to expand our revenue base, including, but not limited to:

•	Information Technology Professional Services, FSC Group 70, GSA FSS # GS-35F-0164J —$100 million ceiling for each contract action offers a full range of IT Professional Services to all federal Government agencies on a fee-for-service basis. This contract is also available to state and local governments under a cooperative procurement agreement. Most significant under this contract ORC also holds:

	Special item categories 132-60, 132-61, and 132-62 for Authentications services under the GSA IT Professional Services contract. This certified ORC as the first contractor authorized to provide authentication products and services to provide for authentication of individuals for purposes of physical and logical access control, electronic signature, performance of e-business transactions and delivery of government services. Authentication products and services consist of hardware, software components and supporting services that provide for identity assurance.

	The Managed Validation Service (MVTS) contract provides PKI certificate validation services for those e-Gov initiatives and other Federal agency information applications that elect to use it. The MVTS contract directly benefits stakeholders, including Federal, State, and local government entities, private industry, the scientific community, and the public. It improves efficiencies and reduces costs by providing identity authentication services in a consistent fashion.

•	Worldwide Federal Supply Schedule for Management, Organizational and Business Improvement Services (MOBIS), FSC Group 874, GSA FSS # GS-10F-0152M — $100 million ceiling contract that offers a full range of services and products to enable all Federal Government Agencies to improve performance, quality, timeliness and efficiency throughout their organizations.

•	Worldwide Federal Supply Schedule for Professional Engineering Services (PES), FSC Class 871, GSA FSS # GS-23F-0162L — $100 million ceiling contract that offers a full range of Professional Engineering Services to all federal Government agencies on a fee-for-service basis. There are four primary engineering disciplines (Chemical, Civil, Electrical and Mechanical) addressed under PES.

•	GSA Solutions and More (SAM), FSC Group 61 Part V, GSA FSS # GS-07F-0099L — $100 million ceiling contract that offers supply power distribution equipment, generators, and batteries worldwide.

•	SeaPort-e Contract N00178-04-D-4099 — $100 million ceiling contract to provide engineering, technical, and programmatic support services to the Naval Surface Warfare Centers (NSWC) and the Naval Undersea Warfare Centers (NUWC).

In addition, WidePoint has extended its business development reach with strategic partners who package our identity management solutions and services under branded offerings. Partnerships with companies such as RSA — the Security Division of EMC, Siemens, Maximus, Tumbleweed, American Management Systems, and Wave Systems have added additional marketing personnel to our sales team.

We intend to leverage our internal resources and these partnerships to expand our revenue base, as we continue to seek and analyze growth alternatives via selective acquisition growth opportunities and service offering expansion opportunities. In addition, we are actively seeking the acquisition of other companies with complementary technical capabilities in IT, software and information assurance related services to the federal government (both defense and civilian), state governments, local governments, and commercial entities. If successful in our organic growth and acquisition activities, we anticipate that we will become a larger company with broader capabilities and resources.

Business Strategy and Services

Our strategy for our project-based initiatives is to apply a structured delivery methodology based on industry standard best practices, enhanced with a set of deliverable templates that boost productivity and effectiveness through the services of our staff. We focus on providing end results with significant, tangible business benefits through personnel that possess recognized industry-standard certifications, expertise and years of successful project execution experience. The ancillary strategy of staff augmentation services provides our customer base with value added services based on the “best to market” practices developed internally that utilizes a rapid response capability tailored to our clients needs.

WidePoint’s focus is on planning, implementing and supporting IT-based initiatives with the following services:

Systems Engineering and Integration

Systems engineering and integration consists of working with government and commercial clients to develop a plan, policies and specific requirements that are tailored to their unique needs. An electronic information approach, policy and implementation plan for any customer is developed after conducting an analysis of that customer’s requirements, including:

•	Survey of existing systems hardware and software;
•	Review/ audit of current requirements, directives, etc.;
•	Presentation of tools, systems and techniques available to support customer needs;
•	Consultation with and advice to customer concerning optimum investment options within available budget, including phasing recommendations;
•	Information assurance and security technology update and refresh;
•	Support services such as training, education and help desk;
•	Data archiving; and

•	Consulting for application development, establishment of enterprise directories and establishment of validation capabilities across a heterogeneous environment.

By the use of our leverage standards based, mature commercial-off-the-shelf components that have been proven in the technology market, our identity management and other services offer the efficiency of a common solution for multiple applications within an enterprise and interoperability with the Federal Government and trading partners. We can also replicate these services (in part or whole) to provide an enterprise the following advantages:

•	Enabling organization’s applications with multiple IA/validation interfaces rapidly;
•	Enabling enterprise applications to have enterprise or local access to account data;
•	Centralizing enterprise configuration management, managing information with multiple authentication methods;
•	Enabling local policy to determine trusted authentications by each application (i.e., application does not inherit trust that is not wanted);
•	Implementing of components designed to manage specific tasks so that applications do not have to support all authentication functions natively;
•	Enabling an easy migration path from less elegant eAuthentication schemes through higher assurance, including full PKI implementations and federated identities; and,
•	Enabling organizations to leverage a government approved solution.

Focused in the medium to high assurance level market, our CIEI© and PIVotal ID© branding allows enterprise and application owners to begin where they currently are architecturally and migrate toward a vision of a secure network identity model. We are poised to support these secure network identity enterprise requirements (in-house or outsourced), by providing seamless integration of four services:

•	iDentity Management – providing infrastructure and processes that provide for creation and maintenance of an identity, including centralized administration and self-service of user accounts.
•	eAuthentication – providing authoritative repositories for identity, network and/or resource profiles combined with security services that enable identification, validation and support for authorization.
•	Access Management – providing authorization, audit functions and session management that enable enterprise and application owners to define access rights for individuals carrying out roles such as business partners, suppliers, customers or employees.
•	Provisioning and Workflow – implementing business policies across enterprises, applications and data that support a higher degree of automation (devices such as identity tokens, credit cards, cell phones and personal computers).

Architecture and Planning Services

Preparing an IT Architecture requires analysis, evaluation, integration, administration and maintenance. We are in an era where many government and commercial entities have an increasingly urgent need to enhance their digital presence while protecting sensitive business and personal information from the internet information thieves of our time. Indeed, some would argue that protecting shared information and having the opportunity to guarantee trusted digital identity verification must be assured before full communications can take place. WidePoint has an established reputation for developing solutions individually tailored to a customer’s many needs, while remaining within that customer’s schedule and time constraints. We are an advisor to our clients, not a sales organization for specific equipment or software.

We believe that effective IT communications and computer systems need not be seen as requiring huge dollar outlays, inevitably requiring wholesale replacement of existing systems, servers, hardware, software and security tools/firewalls, etc. Through our operating subsidiaries, we apply open systems technology and commercial off-the-shelf (“COTS”) tools, which complement rather than replace existing systems wherever possible. Further, our preferred recommendation is to migrate as many existing systems as possible from their current capabilities to more effective, robust capabilities by augmenting those systems with supported products. One objective is to make changes that are largely invisible to operators and managers so there is little in the way of training challenges for the customer and only modest requirements for equipment investment. We do not design unique and proprietary software that forces the customer to work through us or tie them to a costly internal IT development organization when subsequent (and inevitable) upgrades are required.

WidePoint’s strength is that we value our people, our customers, and the quality of the services we provide. As a services organization, the focus of our business is our customers. We have developed thorough, comprehensive policies, procedures and controls to mitigate the threat, or potential threat, of compromise or disruption to any portion of our systems as a result of intentional, unintentional, physical, natural or electronic means. These policies, procedures and controls are implemented and adhered to by those individuals fulfilling various trusted roles key to our customer service.

The people selected to fill trusted roles have proven to be diligent and trustworthy. The functions performed in these roles form the basis of trust our clients have in our capabilities. For our managed services, we also assign roles and functions responsible for security among several people, so that any malicious activity would require collusion. Through sound security planning based on proven techniques and industry standards, our systems are operated and maintained to provide the highest level of reliability and availability to our clients depending on these services. These policies, procedures and controls are periodically reviewed for currency. Random testing is performed and documented for use as a tool to further refine the means and methods used to maintain the integrity of our managed services.

WidePoint’s management staff is composed of people-oriented systems engineering professionals with leadership competence capable of determining the most effective ways to meet the client’s requirements. Our client focused management team includes facilitators, integrators, team builders, and relationship managers. Within our requirements-driven, performance-based, people-oriented environment, our project managers have responsibility and authority for all project requirements. They are responsible to the client for applying the systems engineering discipline to ensure that the technical, cost and schedule requirements are clearly defined and communicated and quality products and/or services are rendered. Our project managers are responsible for getting the job done correctly, on time, and on budget.

Our mid-level management team are people-oriented engineering professionals capable of determining the most effective ways to execute delegated assignment(s). They are complimented by competency specialists (or subject matter experts) focused on area(s) of expertise that meet our customer requirements and provide quality products and services. WidePoint develops our member competencies from the apprentice through expert level by matching task assignments with skill and knowledge. Competency expertise varies depending on project requirements. Individuals with certain skills may be added or removed from projects, as required. On the job training at our Company is key to developing expertise.

IT Outsource Solutions

By leveraging our systems engineering experiences, we have become one of the nation’s premier systems engineering firms with a specialization in managed information assurance and security solutions. This is evidenced by the following accomplishments:

•	Distinguished as the first designated DoD Interim External Certificate Authority (IECA-1) and more recently the first US Government External Certificate Authority.
•	Distinguished as one of only three GSA Access Certificates for Electronic Services contract recipients.
•	Distinguished as the first commercial GSA eAuthentication Service Provider.

Our ORC subsidiary had been engaged as the lead systems engineer for the DoD PKI.

ORC is certified by the GSA E-Authentication Program Management Office as an E-Authentication Federation Service Provider to facilitate public access to the services offered by Federal Government agencies through use of information technologies, including on-line access to computers for purposes of reviewing, retrieving, providing, and exchanging information. Our ORC subsidiary offers various authentication credentials that include Userid/Password (Level 1 and 2 assurance), as well as Digital Certificates (Level 3 and 4 assurance).

Our E-Authentication Federation services, defined by the “System Security Plan for Operational Research Consultants (ORC) Information Assurance/ Identity Management (IA/ IDM)©” supports multiple authentication methods, from Level 1 Userid/Password to Level 3 Digital Certificates to authenticate users and validate their credentials. Real-time consumer and business authentication methods are used to extend ORC’s eAuthentication offering, allowing an organization to address broad audiences of users for eGovernment and internal applications in a timely manner. These are proven capabilities that are compliant with existing laws and regulations that can be integrated and rapidly deployed. ORC’s eAuthentication services apply a variety of proven methods that can be incorporated and validated quickly, developing confidence among users and relying applications.

ORC is certified as a trusted third party under the US Government ECA program, as defined by the “ORC External Certification Authority (ECA) Certification Practice Statement©” and the “ORC External Certification Authority (ECA) Key Recovery Practice Statement©". ORC is currently one of two ECA authorized providers to issue Server (Device) Certificates and Code Signing Certificates, in addition to personal certificates.

•	Server Certificates provide trusted verification of the identity of web/application servers and enable those servers to support encrypted (Secure Sockets Layer) transaction protection.

•	Code Signing Certificates provide trusted verification of the integrity of software and documents.

ORC is a certified trusted third party under the GSA ACES program to provide digital certificates to the citizenry of the United States, as defined by the “ORC ACES Certification Practice Statement©". The ACES certificates are available to provide each and every American citizen, as well as federal, state and local government and business entities the accepted digital certificate to conduct business electronically with Federal agencies, such as the Veteran’s Administration, Social Security Administration and any other agency offering services via the internet. In addition to the ACES contract, ORC is authorized as a trusted third party to sell ACES certificates directly to the business and private citizen communities. This offering has currently migrated to an ORC ACES/Shared Service Provider (SSP) capability that will expand the ACES program to offering full B2G and G2G PKI services.

The documents, described above, define the system and process intellectual property that allows us to be the leader in this market.

Our ability to successfully expand requires significant revenue growth from increased services performed for existing and new clients, as well the potential for strategic acquisitions and/or mergers. The realization of these events depends on many factors, including successful strategic sales and marketing efforts and the identification and acquisition of appropriate businesses. Any difficulties encountered in our expansion through successful sales and marketing efforts and/or acquisitions could have an adverse impact on our revenues and operating results.

Clients

Our commercial client base is located predominantly in the continental United States, while our government client base is located in the Mid-Atlantic region of the United States. We have experience and expertise in the successful completion and staff augmentation of projects in the following industries: Federal Government agencies and associated contractor suppliers, manufacturing, consumer product goods, direct marketing, healthcare and financial services.

	Historically, we have derived, and may continue to derive in the future, a significant percentage of our total revenues from a relatively small number of clients. However, for the year ended December 31, 2007, no one customer represented more than 10% of our revenues. For the year ended December 31, 2006, one customer, Headquarters Cryptologic Systems Group (HQ CPSG), represented 29% of our revenues, and we therefore were materially dependent on such customer. Due to the nature of our business and the relative size of certain contracts which are entered into in the ordinary course of business, the loss of any single significant customer may have a material adverse effect on our business and financial results.

Marketing and Sales

We focus sales and marketing efforts on targeting federal government and corporate clients with significant IT and identity management budgets and requirements. While we perform work for companies in various industries, the majority of our revenues for 2007 and 2006 were derived from contracts and projects with U.S. federal government agencies, U.S. federal government contractors, manufacturing clients, consumer products clients, healthcare clients, and financial services clients. Prospectively, we expect a majority of our revenue to be derived from contracts with the federal government and related contracting opportunities.

We market our solutions through our direct sales force, and alliances with several strategic partnerships in specific industries. The direct sales force is responsible for providing highly responsive, quality service and ensuring client satisfaction with our services. Strategic partnerships and alliances provide us with additional access to potential clients.

Because of the mandates of the federal government and the urgency of our country’s critical infrastructure protection, we believe our proven CIEI© and services will scale well to the commercial market. By eliminating the lead-time needed to become operational while waiting for in-house development efforts, we can enable an organization to quickly deploy a fully operational capability, providing the highest levels of authentication of users and devices, securing of sensitive data, time-stamping and archiving of data, and an auditable process flow. Further, the credentials used to accomplish all of these requirements are interoperable with any other agency or organization choosing to accept Federal-compliant credentials. The resulting answers can be immediately realized, thereby mitigating overall costs dramatically.

Government Contracts

Our contracts with the U.S. Government, and many contracts with other entities, permit the government client to modify, curtail or terminate the contract at any time for the convenience of the government or for default by the contractor. If a contract is terminated for convenience, we are generally reimbursed for our allowable costs through the date of termination and are paid a proportionate amount of the stipulated profit or fee attributable to the work actually performed. Although contract and program modifications, curtailments or terminations have not had a material adverse effect on us in the past, no assurance can be given that such modifications, curtailments or terminations will not have a material adverse effect on our financial condition or results of operations in the future.

In addition, the U.S. Government and other government entities may terminate a contract for default. If a contract is terminated for default, we may be unable to recover amounts billed or billable under the contract and may be liable for other costs and damages. Although terminations for default have not occurred to us in the past and, thus, have not had a material adverse effect on us in the past, no assurance can be given that such terminations will not have a material adverse effect on our financial condition or results of operations in the future.

Competition

The market for the services that we provide is highly competitive, includes a large number of competitors, and is subject to rapid change. Our primary competitors include participants from a variety of market segments, including publicly and privately held firms, large accounting and consulting firms, systems consulting and implementation firms, application software firms, service groups of computer equipment companies, and other general management consulting firms. Increasingly, companies with third-world and emerging markets operations bases are also targeting this market. Competition generally is based on quality, timeliness, cost of services, and relevant targeted expertise.

With relation to systems engineering in the governmental sector, our long-range concern is the uncertainty in the federal budget, and its impact upon competition among the many contractors. We believe that the best way to meet the challenge of this market is to maintain a low overhead, employ quality personnel, and continue to deliver a product of the highest quality. Many corporations that are active in this market have reputable corporate histories and a great number of employees from which to draw. They have the ability to absorb losses in operation. Additionally, they have an established network to assimilate data and formulate strategy in today’s competitive environment. Their strength is often their mass that gives them flexibility in both proposing and responding to new requirements. Also, while there are advantages to being small, name recognition is a problem in major contracts even if we have been successful in our past performance.

However, some of these same corporations have higher overhead costs. They have policies and procedures in effect that quite frequently require a longer response time to meet the needs of the customer. Management personnel can be far removed from their workforce, thus fostering employee dissatisfaction.

Within the information security market the competition is still minimal. The most significant competition is in the planning and analysis portion of the market, in which many of the same companies referred to above, also participate, such as: Booz-Allen Hamilton, SAIC, CACI/AMS, BAE Systems, Northrop Grumman, and others. However, the market in which we provide our CIEI© products and services has limited competition. Most of that competition (such as Verisign and Digital Signature Trust) are focused on low to medium levels of assurance. We believe we are presently the only company that has satisfied all of the certification requirements to serve the more targeted medium to high level assurance market, and, as such, we believe that we maintain an advantage over our competition.

Additionally, we believe our advantages in each of the markets described above are two-fold: highly experienced personnel and relatively low overhead. Our professional staff has a proven record of success in meeting service needs of both private industry and public sector clients. Our senior staff personnel include individuals with advanced degrees in science, engineering, and operations research, specializing in the resolution of complex operational problems. Experienced personnel, competitive overhead, and being first to market should allow us to continue to be very competitive.

Intellectual Property

Our intellectual property primarily consists of methodologies developed for use in application development solutions. The services, described above, define the system and process intellectual property that allows us to be the leader in our markets. In addition, our ORC subsidiary holds a patent for a digital parsing tool that provides a secure repository gateway that will allow users, including first time users, the ability to immediately establish and access accounts by presenting their certificates to a directory validated by the gateway. In this manner, we rely upon a combination of trade secrets, copyright and trademark laws, and contractual restrictions to establish and protect the ownership of our proprietary methodologies. We generally enter into nondisclosure and confidentiality agreements with our employees, partners, consultants, independent sales agents and clients. As the number of our competitors increase, the likelihood that such competitors will use similar methodologies increases. Although our methodologies have never been subject to an infringement claim, there can be no assurance that third parties will not assert infringement claims against us in the future; that the assertion of such claims will not result in litigation; or that we would prevail in such litigation or be able to obtain the license for the use of any allegedly infringed intellectual property from a third party on commercially reasonable terms. Further, regardless of its outcome, litigation can result in substantial costs and divert management’s attention from our operations. Although we are not aware of any basis upon which a third party could assert an infringement claim, any infringement claim or litigation could materially adversely affect our business, operating results and financial condition.

Personnel

As of December 31, 2007, we had a total of 52 employees with 46 full time employees and 6 part-time employees. We also periodically employ additional consultants and temporary employees. With the acquisition of iSYS in January 2008 we have added approximately 35 full time employees.

Our offices are located in areas populated by military (both retired and active duty) and highly skilled civilian personnel. Potential employees possessing the unique qualifications required are readily available for both part-time and full-time employment. The primary method of soliciting personnel is through recruiting resources directly utilizing all known sources that include electronic databases, public forums, and personal networks of friends and former coworkers.

We believe that our future success will depend in part on our continued ability to attract and retain highly skilled managerial, technical, sales and support personnel. There can be no assurance that we will be able to continue to attract and retain personnel necessary for the development of our business. We generally do not have employment contracts with our employees, but we do maintain employment agreements with our key employees. However, confidentiality and non-disclosure agreements are in place with many of our employees. None of our employees are subject to a collective bargaining agreement. We believe that our relations with our employees are good.

Available Information

Our internet address is www.widepoint.com. We make available through our website our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC

ITEM 2.	PROPERTIES.

The Company’s principal executive office consists of approximately 3,500 square feet of office space located at One Lincoln Centre, Suite 1100, Oakbrook Terrace, Illinois, which is leased through July 2007 for approximately $8,900 per month. The annual rent including a pro rata share of real estate taxes and operating expenses for this office is approximately $106,400, plus a pro rata share of increases in real estate taxes and operating expenses.

WidePoint’s ORC subsidiary has its principal offices at 1723 South Park Court, Chesapeake, Virginia in approximately 2,400 square feet under a month-to-month lease that expires on April 30, 2009. The annual rent for this office is approximately $30,700, plus a pro rata share of increases in real estate taxes and operating expenses.

ORC also maintains a secure facility in Fairfax, VA. The Fairfax office is located at 11250 Waples Mill Road, South Tower, Suite 210, Fairfax, Virginia 22030. The lease for this office expires March 15, 2009 and costs approximately $32,200 per month. ORC also maintains a office located at 1625 Prince Street, Suite 350, Alexandria, Virginia.

Our acquisition of iSYS in January 2008 added two facilities that are leased; the iSYS corporate headquarters located at 7926 Jones Branch Drive, McLean, VA with an annual rent of approximately $48,900 expiring November 30, 2009 and a call center for the iSYS mobile telecom managed services group in Columbus, OH with an annual rent of approximately $50,300 expiring May 31, 2012.

WidePoint believes that it can obtain additional facilities required to accommodate its projected needs without difficulty and at commercially reasonable prices, although no assurance can be given that it will be able to do so.

ITEM 3.	LEGAL PROCEEDINGS.

We are not involved in any material legal proceedings.

ITEM 4.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

None.

ITEM 4A.	EXECUTIVE OFFICERS OF THE REGISTRANT.

The following sets forth information regarding the executive officers and certain significant employees of the Company as of March 15, 2008:

Name	Age	Position
Steve L. Komar	66	Chief Executive Officer and Chairman of the Board
James T. McCubbin	43	Vice President, Chief Financial Officer, Secretary, Treasurer, and Director
Mark F. Mirabile	45	Vice President and Chief Operations Officer
Daniel E. Turissini	48	Vice President, Chief Technology Officer and Chief Executive Officer and President -
		Operational Research Consultants, Inc.
Jin Kang	43	Chief Executive Officer and President - iSYS LLC.

Steve L. Komar has served as a director since December 1997 and became Chairman of the Board of Directors in October 2001. Mr. Komar has also served as Chief Executive Officer since December 2001. From June 2000 until December 2001, Mr. Komar served as a founding partner in C-III Holdings, a development stage financial services company. From 1991 to June 2000, Mr. Komar served as Group Executive Vice President of Fiserv, Inc., a company that provides advanced data processing services and related products to the financial industry. From 1980 to 1991, Mr. Komar served in a number of financial management positions with CitiGroup, including the role of Chief Financial Officer of Diners Club International and Citicorp Information Resources, respectively. Mr. Komar is a graduate of the City University of New York with a Bachelor of Science Degree in Accounting and holds a Masters Degree in Finance from Pace University.

James T. McCubbin has served as a director and as our Secretary and Treasurer since November 1998. Since August 1998, Mr. McCubbin has also served as our Vice President and Chief Financial Officer. Prior to that time, from December 1997 to August 1998, Mr. McCubbin served as Vice President, Controller, Assistant Secretary and Treasurer. Prior to the commencement of his employment with WidePoint in November 1997, Mr. McCubbin held various financial management positions with several companies in the financial and government sectors. Mr. McCubbin is a graduate of the University of Maryland with a Bachelor of Science Degree in Finance and a Masters Degree in International Management. Mr. McCubbin is also a director and chairman of the audit committee for Red Mile Entertainment, Inc. Red Mile Entertainment, Inc. is a worldwide developer and publisher of interactive entertainment software. Headquartered in Sausalito, California, the company creates, incubates and licenses premier intellectual properties and develops products for console video game systems, personal computers and other interactive entertainment platforms.

Mark F. Mirabile served as a director from April 2002 until March 5, 2007. Mr. Mirabile also continues to serve as Vice President and Chief Operations Officer, a position he has held since December 2001. From June 2000 to November 2001, Mr. Mirabile served as Vice President of Sales and Marketing. Prior to that time, from November 1992 to May 2000, Mr. Mirabile served as the Vice President of Eclipse Information Systems, Inc., a wholly-owned subsidiary of WidePoint. Mr. Mirabile was a co-founder of Eclipse Information Systems, Inc. prior to its acquisition by WidePoint in December 1998. Mr. Mirabile has over 20 years experience in IT at both the executive and technical levels. He has an Associates degree in Applied Science-Accounting from Daley Community College in Chicago.

Daniel E. Turissini has served as the Vice President and Chief Technology Officer of WidePoint since December 2005. Mr. Turissini has also served as the Chief Executive Officer of Operational Research Consultants, Inc. (“ORC”), a wholly-owned subsidiary, since our acquisition of ORC on October 25, 2004. Mr. Turissini was a founding partner of ORC in 1991 and served as ORC’s principal operating officer since its inception. An innovator in systems engineering and integration, Mr. Turissini has focused in the field of Information Assurance and Information Security while at ORC. While under his leadership, ORC has played a key systems integrator role for the DoD Public Key Infrastructure (PKI), the standard information assurance program being implemented across all branches of the DoD (a user community of approximately 36 million personnel, devices, and applications) and has been certified as the first of three certificate authorities for the Department of Defense’s External Certificate Authority (ECA) program and by the General Services Administration to provide Access Certificates for Electronic Services (ACES). From 1982 until 1991, Mr. Turissini held various systems engineering and acquisition management positions in support of the U.S. Federal Government with a variety of companies including Tracor Applied Sciences, Inc., National Technologies Associates, Inc., and Gibbs and Cox, Inc. From 1981 to 1982, Mr. Turissini served in the Merchant Marine on various vessels as Engineer and Mate. Mr. Turissini is a graduate of the United States Merchant Marine Academy with a Bachelor of Science Degree in Engineering and holds a Masters of Engineering Administration from The George Washington University.

Jin Kang serves as the Chief Executive Officer and President of iSYS LLC. (“iSYS”), a wholly-owned subsidiary of the Company, since our acquisition of iSYS on January 4, 2008. Mr. Kang founded the company in 1999 and has managed iSYS since its inception. Mr. Kang has over 20 years of professional experience in the Federal Government Information Technology Services field. Prior to founding iSYS, Mr. Kang was a Division Manager for Science Applications International Corporation (SAIC). His responsibilities included the Combined DNA Index System (CODIS), a marquee program for the FBI Laboratory Division. As the Engineering Manager for Northrop Grumman Corporation, Mr. Kang played a critical role in the successful management of the Defense Medical Information Systems/Systems Integration, Design Development, Operations and Maintenance Services (D/SIDDOMS) contract from its inception with zero revenues to a program of $190 million in sales. Mr. Kang had management responsibility for all personnel and contract performance for the D/SIDDOMS contract for U.S. Health Affairs. Mr. Kang received a Bachelor and a Masters Degrees in Computer Science and Computer Systems Management from the University of Maryland.

Our executive officers are appointed by and serve at the discretion of the board of directors. There are no family relationships among any of our executive officers or directors.

PART II

ITEM 5.	MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

The Company’s Common Stock has been quoted on the American Stock Exchange since September 26, 2006 under the symbol “WYY” and the Frankfurt and Berlin exchanges under the symbol “ZMX”. From July 6, 2000 to September 25, 2006 the Company’s Common Stock was traded on the OTC Bulletin Board under the symbol “WDPT”. From July 5, 2000 to March 1, 2001 the Company’s Common Stock was traded on the NASDAQ SmallCap Market under the symbol “WDPT”.

The stock prices listed below represent the high and low closing prices of the Common Stock on the AMEX since September 26, 2006, and the high and low closing bid prices of the Common Stock on the OTC Bulletin Board for each of the periods indicated:

2007	High	Low
Fourth Quarter	$1.19	$0.80
Third Quarter	0.98	0.70
Second Quarter	1.98	0.81
First Quarter	2.42	1.74

2007	High	Low
Fourth Quarter	$3.05	$2.14
Third Quarter	3.00	2.73
Second Quarter	3.08	2.57
First Quarter	3.13	2.10

        As of March 19, 2008 there were 163 registered holders of record of the Company’s Common Stock.

Equity Compensation Plan Information

        The following table sets forth information as of December 31, 2007, with respect to the Company’s compensation plans under which its Common Stock is authorized for issuance:

	(a)	(b)	(c)
	Number of securities to be issued upon exercise of outstanding options, warrants, and rights	Weighted average exercise price of outstanding options, warrants, and rights	Number of securities remaining available for future issuance (excluding securities reflected in column (a))
Equity Compensation Plans:
Approved by security holders	3,085,212	$0.53	6,010,638
Not approved by security holders	4,091,045	$0.25	- 0 -
Total	7,176,257	$0.37	6,010,638

Dividend Policy

The Company has never paid cash dividends on its Common Stock and intends to continue this policy for the foreseeable future. WidePoint plans to retain earnings for use in growing its business base. Any future determination to pay cash dividends will be at the discretion of the Board of Directors of the Company and will be dependent on WidePoint’s results of operations, financial condition, contractual and legal restrictions and any other factors deemed by the management and the Board of Directors to be a priority requirement of the business.

Recent Sales of Unregistered Securities

In January 2008, WidePoint issued to Mr. Jin Kang, the sole owner of iSYS, 1,500,000 shares in its Common Stock in connection with its acquisition of iSYS. WidePoint also issued into escrow 3,000,000 shares in its Common Stock to Mr. Kang subject to earnout provisions under a stock purchase agreement between WidePoint and Mr. Kang. All such shares were sold pursuant to the “private offering” exemption under Section 4(2) of the Securities Act of 1933. The price of WidePoint’s common stock at the closing of the iSYS transaction on January 8, 2008 was $1.20 per common share.

Repurchases of Equity Securities

The Company repurchased no shares of its Common Stock during the fourth quarter of 2007.

ITEM 7.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Forward Looking Statements

The information set forth below includes forward-looking statements. Certain factors that could cause results to differ materially from those projected in the forward-looking statements are set forth below. Readers are cautioned not to put undue reliance on forward-looking statements. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

WidePoint Corporation (“WidePoint” or the “Company”) is a technology-based provider of product and services to both the government sector and commercial markets. We specialize in providing systems engineering, information technology services and information assurance in the form of identity management services. Our subsidiary, Operational Research Consultants, Inc. (ORC), is the leading provider of E-Authentication federal credential and federal compliant Public Key Infrastructure (PKI) managed services to the federal government. We intend to grow over the next few years through a combination of organic growth, the acquiring of selective strategic assets and by operational efficiencies among our subsidiaries. In January 2008, we acquired iSYS, LLC, a United States federal contractor with specific services in mobile telecom management services, forensic informatics, and information assurance.

WidePoint was incorporated in Delaware on May 30, 1997. Our staff consists of business and computer specialists who help our government and civilian customers augment and expand their resident technologic skills and competencies, drive technical innovation, and help develop and maintain a competitive edge in today’s rapidly changing technological environment in business. Our organization emphasizes an intense commitment to our people, our customers, and the quality of our solutions offerings. As a services organization, our customers are our primary focus. We have developed thorough, comprehensive policies, procedures and controls to mitigate the threat, or potential threat, of intentional, unintentional, physical, natural or electronic compromise or disruption of any portion of our systems or services. The talent and technology are available, and the resident expertise experienced in working together, to ensure goals are achieved quickly and seamlessly. Contract instruments are already in place and a substantive reference base with an assortment of Federal agencies are available.

On October 25, 2004, we completed the acquisition of ORC. ORC specializes in IT integration and secure authentication processes and software, and providing services to the United States Government. ORC has been at the forefront of implementing PKI technologies. PKI technology is rapidly becoming the technology of choice to enable security services within and between different computer systems utilized by various agencies and departments of the U.S. Government. Based on asymmetric key cryptography, PKI technology uses a class of algorithms in which a user can receive two electronic keys, consisting of a public key and a private key, to encrypt any information and/or communication being transmitted to or from the user within a computer network and between different computer networks. The user provides his or her public key to any and all desired persons or entities. The user does not share the private key with anyone else. The public key will encrypt all information and/or communication from any sender and the private key will allow only the holder of the private key to unlock and decrypt such information and/or communication. Thus, the algorithms used in PKI technologies help to achieve authentication of users and information, integrity of all data and communications, non-repudiation or rejection of data and communications, and support confidentiality of data and communications. PKI also speeds up and simplifies the delivery of products and services by providing electronic approaches to processes that historically have been paper based. These electronic solutions depend on PKI for identification and authentication; data integrity; confidentiality of information and transactions; and non-repudiation to facilitate mission-related transactions internal to an organization and with external organizations. ORC is currently designated by the United States Government as an External Certificate Authority for the U.S. Government. As such, ORC is authorized to issue all permissible certificate types and services in accordance with Defense Information Systems Agency and National Security Agency standards, necessary for the interoperable, secure exchange of information between U.S. Governmental agencies, contractors, and international allies such as members of NATO.

Over the past several years WidePoint focused on the consolidation of its recent acquisition of ORC, accelerating the rollout of the ORC E-Authentication and PKI identity management initiatives, and continuing to implement our project based enterprise strategy, emphasizing our industry-wide best practices disciplines. With the addition of the customer base and the increase in revenues attributable to the ORC acquisition, WidePoint’s opportunity to leverage and expand further into the federal marketplace improved dramatically. ORC’s past client successes, top facility security clearances, security personnel expertise, and additional breadth of management talent have expanded our reach into markets that previously were not accessible to WidePoint. We intend to continue to market and sell our technical capabilities into the governmental and commercial marketplace. Further, we are continuing to actively search out new synergistic acquisitions that we believe may further enhance our present base of business and service offerings, such as our recent acquisition of iSYS LLC in January 2008 that augments our prior acquisition of ORC.

The Company’s revenues for the period ending December 31, 2007 decreased by approximately 22% from approximately $18.0 million in 2006 to $14.1 million in 2007. This decrease was materially attributable to a reduction in revenues in our consulting services segment that was not wholly offset by the growth in revenues in our PKI credentialing and managed services segment.

Our PKI credentialing and managed services segment experienced revenue growth of approximately 103% with revenues increasing approximately $1,812,000 from approximately $1,751,000 for the year ended December 31, 2006, to approximately $3,563,000 for the year ended December 31, 2007, as a result of continuing adoption of the Federal Government’s HSPD-12 program and the continuing adoption of the Department of Defense External Certificate Program (“ECA”) program. In the long-term we anticipate that our PKI credentialing and managed service segment should continue to increase as we witness further adoption of the ECA program and the Homeland Security Presidential Directive Number 12 (“HSPD-12”) program is increasingly adopted by the federal government agencies and departments. In the short-term we do anticipate a greater variability in revenue growth as we move from the pilot to the full deployment stage in programs with several federal government initiatives associated with the Department of Defense, the Department of Homeland Security, and several other state and Local government programs.

Based upon estimates provided by independent analyst and U.S. government estimates, management believes there is a base of several million of users for the Company’s PKI services that is comprised of U.S. Federal Government agencies employees and their contractors. The Company further believes that there is a developing market place for PKI credentials within the state and local governments and other national programs that extend beyond the U.S. federal government agencies, employees and their contractors. These other opportunities relate to the requirements underlying the mandates for the HSPD-12 program that effect state and local governments as well as other national programs. The Company’s credentials are currently priced on government pricing schedules depending upon the quantity purchased and the level of managed services and support selected by the customer. Pricing of the Company’s credentials by user are driven by a competitive marketplace and may change at any time. The Company believes it is well-positioned to effectively compete within this market segment as a result of its past successes and experience within the PKI field.

Our consulting services segment experienced decreasing revenues of approximately $5.6 million from approximately $16.2 million for the year ended December 31, 2006 as compared to approximately $10.6 million for the year ended December 31, 2007. The decrease in revenues for the year ended December 31, 2007 as compared to the year ended December 31, 2006 was materially the result of a reduction in the sale of software associated with the various HSPD-12 programs that did not re-occur in 2007 as a result of budget delays, as well as to a reduction in consultants billable hours in 2007. In 2006, there were two sales of OEM software to a single customer that aggregated to approximately $7,000,000 that did not recur in 2007. The reduction in billable hours in 2007 as compared to 2006 was a result of difficulties in sourcing candidates for available open positions with the necessary skills throughout the year.

As the Company attempts to implement its strategy of strategic growth driven both by internal growth and potential merger and acquisition activity, we believe that future performance may continue to affect the comparability of the information reflected in the selected consolidated financial information presented above.

A number of factors, including the progress of contracts, revenues earned on contracts, the number of billable days in a quarter, the timing of the pass-through of other direct costs, the commencement and completion of contracts during any particular quarter, the schedule of the government agencies for awarding contracts, the term of each contract that we have been awarded and general economic conditions may subject our revenues and operating results to significant variation from quarter to quarter. Because a significant portion of our expenses, such as personnel and facilities costs, are fixed in the short term, successful contract performance and variation in the volume of activity as well as in the number of contracts commenced or completed during any quarter may cause significant variations in operating results from quarter to quarter.

With our acquisition of ORC and our subsequent acquisition of iSYS in January 2008, we rely upon a larger portion of our revenues from the federal government directly or as a subcontractor. The federal government’s fiscal year ends September 30. If a budget for the next fiscal year has not been approved by that date, our clients may have to suspend engagements that we are working on until a budget has been approved. Such suspensions may cause us to realize lower revenues in the fourth quarter and/or first quarter of the year. Further, a change in presidential administrations and in senior government officials may negatively affect the rate at which the federal government purchases and implements the services that we offer.

As a result of the factors above, period-to-period comparisons of our revenues and operating results may not be meaningful. You should not rely on these comparisons as indicators of future performance as no assurances can be given that quarterly results will not fluctuate, causing a possible material adverse effect on our operating results and financial condition.

In addition, most of WidePoint’s current costs consist primarily of the salaries and benefits paid to WidePoint’s technical, marketing and administrative personnel. As a result of our plan to expand WidePoint’s operations through a combination of internal growth initiatives and merger and acquisition opportunities, WidePoint expects such costs to increase.  WidePoint’s profitability also depends upon both the volume of services performed and the Company’s ability to manage costs.  As a significant portion of the Company’s cost is labor related, WidePoint must effectively manage these costs to achieve and grow its profitability.  To date, the Company has attempted to maximize its operating margins through efficiencies achieved by the use of its proprietary methodologies, and by offsetting increases in consultant salaries with increases in consultant fees received from its clients. The uncertainties relating to the ability to achieve and maintain profitability, obtain additional funding to partially fund the Company’s growth strategy, and to provide the necessary investment to continue to upgrade its management reporting systems to meet the continuing demands of the present regulatory changes may also affect the comparability of the information reflected in the financial information presented above.

Critical Accounting Policies and Estimates

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. These accounting principles require us to make certain estimates, judgments and assumptions. WidePoint believes that the estimates, judgments and assumptions upon which the Company relies are reasonably based upon information available to it at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenue and expenses during the periods presented. To the extent there are material differences between these estimates, judgments and assumptions and actual results, the Company’s financial statements will be affected. The significant accounting policies that WidePoint believes are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•	Revenue recognition;

•	Allowance for Doubtful Accounts;

•	Goodwill;

•	Intangibles;

•	Accounting for income taxes;

•	Stock–based compensation.

In many cases, the accounting treatment of a particular transaction is specifically dictated by U.S. GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would not produce a materially different result. The Company’s senior management has reviewed these critical accounting policies and related disclosures with its Audit Committee. See Notes to Consolidated Financial Statements, which contain additional information regarding accounting policies and other disclosures required by U.S. GAAP.

Revenue Recognition

The majority of WidePoint’s revenues are derived from cost-plus, or time-and-materials contracts. Under cost-plus contracts, revenues are recognized as costs are incurred and include an estimate of applicable fees earned. For fixed-price contracts, revenue is generally recorded as delivery is made. For time-and-material contracts, revenues are computed by multiplying the number of direct labor-hours expended in the performance of the contract by the contract billing rates and adding other billable direct costs. In the event of a termination of a contract, all billed and unbilled amounts associated with those task orders where work has been performed would be billed and collected. The termination provisions of the contract would be accounted for at the time of termination. Any deferred and/or amortization cost would either be billed or expensed depending upon the termination provisions of the contract. Further, the Company has had no material history of losses nor has it identified any specific risk of loss at December 31, 2007 due to termination provisions and thus has not recorded provisions for such events.

The Company also recognizes revenue including multiple element arrangements, in accordance with the provisions of SAB No. 104 and EITF 00-21. Revenue arrangements with multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered item has value to the customer on a stand-alone basis and whether there is objective and reliable evidence of the fair value of the undelivered items. Revenue is recognized as specific elements indicated in sales contracts are executed. If an element is essential to the functionality of an arrangement, the entire arrangement’s revenue is deferred until that essential element is delivered. The fair value of each undelivered element that is not essential to the functionality of the system is deferred until performance or delivery occurs. The fair value of an undelivered element is based on vendor specific objective evidence or third party evidence of fair value as appropriate. If an undelivered element exists, the Company will determine the fair value of the undelivered element and subtract the fair value of the undelivered element from the total consideration under the arrangement. The residual amount is the Company’s estimate of the fair value of the delivered element. Costs associated with inconsequential or perfunctory elements in multiple element arrangements are accrued at the time of revenue recognition.

The Company’s other revenues are derived from the delivery of non-customized software. In such cases revenue is recognized when there is persuasive evidence that an arrangement exists (generally a purchase order has been received or contract signed), delivery has occurred, the charge for the software is fixed or determinable, and collectibility is probable.

Allowance for Doubtful Accounts

WidePoint determines its Allowance by considering a number of factors, including the length of time trade accounts receivable are past due, previous loss history, the customer’s current ability to pay its obligations, and the condition of the general economy and the industry as a whole. The Company makes judgments as to its ability to collect outstanding receivables based on these factors and provide allowances for these receivables when collections become doubtful. Provisions are made based on specific review of all significant outstanding balances. Because of the Company’s history of minimal credit losses and the nature of the Company’s customers at the time, no allowance for doubtful accounts was believed necessary at December 31, 2007 or at December 31, 2006.

Goodwill

Goodwill represents costs in excess of fair values assigned to the underlying net assets acquired. The Company has adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” These standards require the use of the purchase method of accounting for business combinations, set forth the accounting for the initial recognition of acquired intangible assets and goodwill and describe the accounting for intangible assets and goodwill subsequent to initial recognition. Under the provisions of these standards, goodwill is not subject to amortization and annual review is required for impairment. The impairment test under SFAS No. 142 is based on a two-step process involving (i) comparing the estimated fair value of the related reporting unit to its net book value and (ii) comparing the estimated implied fair value of goodwill to its carrying value. Impairment losses are recognized whenever the implied fair value of goodwill is less than its carrying value. The Company’s annual impairment testing date is December 31. Goodwill is a significant item on the Company’s balance sheet and represents approximately 22% of our total assets as of December 31, 2007. Goodwill is identified on the face of the Balance Sheet.

Intangibles

The Company adopted SFAS No. 142, Goodwill and Other Intangible Assets on January 1, 2006. Intangible assets are recorded at cost and amortized over their estimated useful lives using the straight-line method. Each asset is continually evaluated by management to determine if its carrying value will be realized based upon the estimated discounted cash flow expected from the asset. Additional amortization is recognized in the period a decline in value is identified.

The Company also recognizes an acquired intangible apart from goodwill whenever the intangible arises from contractual or other legal rights, or when it can be separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged, either individually or in combination with a related contract, asset or liability. The application of purchase accounting to a business acquisition requires that the Company identify the individual assets acquired and liabilities assumed and estimate the fair value of each.

The intangibles recognized in the acquisition are amortized over the Company’s estimate of their useful lives. Impairment losses are recognized if the carrying amount of an intangible subject to amortization is not recoverable from expected future cash flows and its carrying amount exceeds its fair value.

The Company reviews its long-lived assets, including property and equipment and identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of its long-lived assets, the Company evaluates the probability that future undiscounted net cash flows will be less than the carrying amount of the assets.

As of December 31, 2007, the Company is not aware of any known trends, demands, commitments, events or uncertainties that are reasonably likely to occur and materially affect the methodology or the assumptions the Company has used to value long-lived assets. Long-lived assets are a significant item on the Company’s balance sheet and represent approximately 38% of our total assets. Any impairment as a result of the estimate utilizing undiscounted net cash flows to determine the assumed value of long-lived assets could have a significant impact on the Company’s financial condition, changes in financial condition and results of operations. Long-lived assets are identified on the face of the Balance Sheet as Intangibles. Amortization of Intangibles is identified on the face of the Statement of Operations within Cost of Sales.

Specific intangibles arose as a result of the Company’s acquisition of ORC. The Company allocated approximately $1,145,000 ($445,000 net book value at December 31, 2007) to customer list and relationships and $2,526,000 to goodwill. The Company’s senior management has discussed the development and selection of the accounting estimates relating to the purchase accounting for the ORC acquisition, the amortization period of the acquired intangibles and the lack of impairment of the assets, and the MD&A disclosure regarding those estimates, with the audit committee of the Company’s board of directors. Also, the Company engaged MP&S Valuations to perform an independent analysis to provide a qualified opinion on the Company’s methodology and calculations in determining the related intangibles valuations associated with the purchase accounting for the ORC acquisition.

Accounting for Income Taxes

WidePoint accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” Under the asset and liability method of SFAS No. 109, deferred income taxes are recognized for the expected future tax consequences of temporary differences between financial statement carrying amounts, and the tax bases of existing assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company has incurred historical net operating losses, or NOLs, for federal income tax purposes. Accordingly, no federal income tax provision has been recorded to date and there are no taxes payable. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon generation of future taxable income during the periods in which those temporary differences become deductible.

Based upon the level of historical losses that may limit utilization of NOL carry forwards in future periods, management is unable to predict whether these net deferred tax assets will be utilized prior to expiration. The unused NOL carry forwards expire in years 2010 through 2027. As such, the Company has recorded a full valuation allowance against net deferred tax assets. WidePoint believes that its estimates are reasonable, given the lack of historical earnings and the fact that there may be significant limitations placed on the use of the NOL carryforwards. There is, however, a significant possibility that the Company will have sufficient income in the future to utilize substantial portions of the deferred tax assets. No assurance can be given that the final outcome of these matters will not be different than that which is described above. Such a change in the estimate reflected in the historical income tax provisions could have a material effect on the income tax provision and net income in the period in which such determination is made.

Stock–based compensation

The Company adopted SFAS 123R effective January 1, 2006, which requires recognition of compensation expense for all stock option or other equity-based awards that vest or become exercisable after the option’s effective date. The Company elected the modified prospective application transition method of adoption and, as such, prior period financial statements have not been restated. Under this method, the fair value of all stock options granted or modified after adoption must be recognized in the Consolidated Statement of Operations and total compensation cost related to non-vested awards not yet recognized, as determined under the original provisions of SFAS 123, must also be recognized in the Consolidated Statement of Operations as vesting occurs.

As part of our implementation, management has established assumptions required for a basis of determining the fair value of stock options as calculated using the Black-Scholes option-pricing model. Management believes the results and conclusions relating to the assumptions, including; expected term, volatility, risk-free interest rate, and dividend rate are reasonable based on historical trends and expected future events. Management is not aware of any matters that would materially alter the assumptions used in the valuation of the stock options under the Black-Scholes option-pricing model. The forfeiture rates utilized in conjunction with the recognized stock compensation expense is reasonable and reflective of the expected rates for potentially cancelled, unvested stock options. Stock based compensation recognized during the period is properly stated and calculated as promulgated by SFAS 123R.

Results of Operations

Year Ended December 31, 2007 Compared to the Year ended December 31, 2006

Revenues.     Revenues for the year ended December 31, 2007, were approximately $14.1 million, a decrease of $3.9 million, as compared to revenues of approximately $18.0 million for the year ended December 31, 2006. This decrease was materially attributable to decreased sales associated with consulting services and software, partially offset by increased sales associated with the rollout of contract awards in support of the federal government’s HSPD-12 mandate and the DOD’s ECA program.

Our PKI credentialing and managed services segment experienced revenue growth of approximately 103% with revenues increasing $1,812,000 from approximately $1,751,000 for the year ended December 31, 2006, to approximately $3,563,000 for the year ended December 31, 2007, as a result of continuing adoption of the Federal Government’s mandate under HSPD-12 and the continuing adoption of the ECA program by the Department of Defense and its federal contractors. In the long-term we anticipate that our PKI credentialing and managed services sales should continue to increase as we witness the continued adoption of the ECA program by the Department of Defense federal contractors and the HSPD-12 program is increasingly adopted by the Federal Government agencies and departments. In the short-term we do anticipate a greater variability in revenue growth as we either await contract awards that have been delayed or as certain pilot programs expand to fully implemented programs in support of the HSPD-12 initiative.

Our consulting services segment experienced decreased revenues of $5.6 million from approximately $16.2 million for the year ended December 31, 2006 as compared to approximately $10.6 million for the year ended December 31, 2007. The decrease in revenues for the year ended December 31, 2007 as compared to the year ended December 31, 2006 was materially the result of a reduction in the sale of software associated with the various HSPD-12 programs that did not recur in 2007 as a result of budget delays, along with a reduction in consultants billable hours in 2007. In 2006, there were two sales of OEM software to a single customer that aggregated to approximately $7,000,000 that did not recur in 2007. The reduction in billable hours in 2007 as compared to 2006 was a result of difficulties in sourcing candidates for available open positions with the necessary skills throughout the course of the year.

Cost of Sales. Cost of sales for the year ended December 31, 2007, was approximately $10.6 million, or 75% of revenues, a decrease of approximately $3.7 million below cost of sales of approximately $14.3 million, or 79% of revenues, for the year ended December 31, 2006. The absolute dollar decrease in cost of sales was materially attributable to lower revenues while the improvement in the gross profit margin was materially attributable to an improvement in the sales mix of higher margin services. The proportion of PKI products and services in 2007 was 25% of total revenue compared to 10% of total revenue in 2006. The PKI products and services generate higher profit margins for the Company.

The cost elements related to consultant salaries, benefits and expenses at both ORC and WidePoint are substantially similar.

Gross profit. Gross profit for the year ended December 31, 2007, was approximately $3.6 million, or 25% of revenues, a decrease of $134,000 as compared to gross profit of approximately $3.7 million, or 21% of revenues, for the year ended December 31, 2006.

Sales and marketing. Sales and marketing expenses for the year ended December 31, 2007 were approximately $0.9 million, or 6% of revenues, as compared to approximately $0.9 million, or 5% of revenues, for the year ended December 31, 2006. The slight increase in sales and marketing expenses for the year ended December 31, 2007, was primarily attributable to an increase in the amount of sales and marketing expenditures for additional labor as a result of increased bid and proposal efforts related to the expansion of our PKI managed services segment.

General and administrative. General and administrative expenses for the year ended December 31, 2007 were approximately $3.2 million, or 22% of revenues, as compared to $3.3 million, or 19% of revenues, for the year ended December 31, 2006. The $0.1 million decrease in general and administrative expenses in 2007 was primarily attributable to the recognition of lower employee stock options expense of approximately $0.2 million for the year ended December 31, 2007 as compared to approximately $0.4 million for the year ended December 31, 2006.

Depreciation expense. Depreciation expense for year ended December 31, 2007, was approximately $83,000, or less than 1% of revenues, an increase of $48,000, as compared to approximately $35,000 of such expenses, or less than 1% of revenues, recorded by the Company for the year ended December 31, 2006. The increase in depreciation expenses for the year ended December 31, 2006, was primarily attributable to the increased pool of depreciable assets.

Interest income (expense). Interest income for the year ended December 31, 2007 was $104,000, an increase of $12,000 as compared to $93,000 for the year ended December 31, 2006. The increase in interest income in 2007 was primarily attributable to greater amounts of available cash and other securities. Interest expense for the year ended December 31, 2007 was $14,000 an increase of $4,000 as compared to $10,000 of interest expense for the year ended December 31, 2006. The increase in interest expense in 2007 was primarily attributable to capital lease purchases by ORC.

Income tax benefit. There was no income tax benefit for 2007, as compared to an income tax benefit for the year ended December 31, 2006 of $83.

        Net loss. As a result of the above, the net loss for the year ended December 31, 2007 was approximately $0.5 million, an increase of $0.1 million, as compared to the net loss of approximately $0.4 million for the year ended December 31, 2006.

The following table sets forth selected segment and consolidated operating results and other operating data for the periods indicated. Segment operating income consists of the revenues generated by a segment, less the direct costs of revenue and selling, general and administrative costs that are incurred directly by the segment. Unallocated corporate costs include costs related to administrative functions that are performed in a centralized manner that are not attributable to a particular segment.

	Year ended December 31, 2007	Year ended December 31, 2006
Consulting services
Revenues	$10,566,366	$16,202,217
Operating income	$527,861	$505,537
Total assets	$4,706,116	$6,877,676
PKI Credentialing and Managed Services
Revenues	$3,563,073	$1,750,992
Operating income	$133,159	$355,457
Total assets	$1,490,195	$1,214,489
Total Company
Revenues	$14,129,439	$17,953,209
Operating loss	$607,888 (1)	$517,594 (2)
Depreciation expense	$83,458	$35,131
Interest income (expense), net	$90,709	$82,956
Income tax benefit	--	$83
Net loss	$517,179	$434,555
Total Corporate assets	$5,067,645	$5,512,206
Total assets	$11,263,956	$13,604,371

(1)	Includes $221,078 in amortization expense in cost of sales associated with the purchase of ORC, which is not allocated among the segments and includes $964,372 in unallocated corporate costs in sales, general and administrative expense.

(2)	Includes $221,078 in amortization expense in cost of sales associated with the purchase of ORC, which is not allocated among the segments and includes $1,122,379 in unallocated corporate costs in sales, general and administrative expense.

Liquidity and Capital Resources

The Company has, since inception, financed its operations and capital expenditures through the sale of preferred and common stock, seller notes, convertible notes, convertible exchangeable debentures, senior secured loans and the proceeds from the exercise of the warrants related to a convertible exchangeable debenture. During 2007 and 2006, operations were primarily financed with working capital, senior debt, and stock option and warrant exercises.

Cash used by operating activities for the year ended December 31, 2007, was approximately $455,000 as compared to cash provided by operating activities of approximately $508,000 for the year ended December 31, 2006.  The decrease in cash balances available for operating activities for the year ended December 31, 2007, was primarily a result of a reduction in accounts payable and deferred revenues.  Capital expenditures in property and equipment were approximately $132,000, excluding any capital leases for the year ended December 31, 2007, as compared to capital expenditures in property and equipment of approximately $72,000, excluding capital leases for the year ended December 31, 2006. During the fourth quarter of 2007, the Company entered into a secured credit facility with Protexx, a PKI software and services company with which we have a strategic business relationship. The credit facility for approximately $100,000 was fully utilized and drawn down through December 31, 2007. The credit facility is collateralized by all of the assets of Protexx. During the first quarter of 2008, the credit facility was extended until June 30, 2008 and increased to $200,000. The facility bears interest at 10% simple interest.

The Company had decreases in its balance sheet in cash and cash equivalents, accounts receivables, prepaid expenses, and intangibles, offset by an increase in property and equipment and other assets, with decreases in accounts payable, accrued expenses, and deferred revenue, further offset by increases in capital lease obligations as of December 31, 2007 as compared to December 31, 2006. The decrease in assets and decrease in the liabilities in the Company’s balance sheet were primarily due to the reduction in revenues in 2007 as compared to 2006.

As of December 31, 2007, the Company had net working capital of approximately $3.3 million. WidePoint’s primary source of liquidity consists of approximately $1.8 million in cash and cash equivalents and approximately $4.8 million of accounts receivable. Current liabilities include approximately $3.4 million in accounts payable and accrued expenses. The Company’s business environment is characterized by rapid technological change, experiencing times of high growth and contraction, and is influenced by material events such as mergers and acquisitions that can substantially change the Company’s performance and outlook.

The Company requires substantial working capital to fund the future growth of its business, particularly to finance accounts receivable, sales and marketing efforts, and capital expenditures. There are currently no material commitments for capital expenditures. Future capital requirements will depend on many factors, including the rate of revenue growth, if any, the timing and extent of spending for new product and service development, technological changes and market acceptance of the Company’s services.

WidePoint believes that its current cash position is sufficient to meet capital expenditure and working capital requirements through 2008. However, the growth and technological change of the market make it difficult to predict future liquidity requirements with certainty. Over the longer term, the Company must successfully execute its plans to increase revenue and income streams that will generate significant positive cash flows if it is to sustain adequate liquidity without impairing growth or requiring the infusion of additional funds from external sources. Additionally, a major expansion might require external financing that could include additional debt or equity capital. In January 2008, the Company acquired iSYS LLC with proceeds of approximately $3.8 million from the Company’s credit facility with Cardinal Bank. There can be no assurance that additional financing, if required, will be available on acceptable terms, if at all, for future acquisitions and/or growth initiatives.

On January 2, 2008, the Company entered into a Commercial Loan Agreement with Cardinal Bank relating to a $5,000,000 revolving credit facility and a $2,000,000 term loan. Advances under the revolving credit facility will bear interest at a variable rate equal to the prime rate plus 0.25% and the repayment date for such facility is April 30, 2009. This new revolving credit facility replaces the Company’s prior $2,000,000 revolving credit facility with Cardinal Bank. The term loan bears interest at 7.5% annually and the repayment date of such term loan is January 1, 2012.

On January 4, 2008, the Company completed the closing of the acquisition of all the issued and outstanding membership interests of iSYS from Mr. Jin Kang, the sole owner-member of iSYS, pursuant to the terms of a Membership Interest Purchase Agreement, dated as of January 2, 2008, between the Company, iSYS, and Jin Kang. Pursuant to the terms of the Membership Interest Purchase Agreement, the Company paid Jin Kang the following consideration at the closing: (i) $5,000,000 in cash, (ii) $2,000,000 principal amount in an Installment Cash Promissory Note, which bears simple annual interest at the initial rate of 7% through December 31, 2008, and thereafter the simple interest rate will increase to 10% from January 1, 2009 through the date of maturity, which will be on the earlier of either April 1, 2009 or the filing by the Company of its Annual Report on Form 10-K for the year ending December 31, 2008, and (iii) the issuance of 1,500,000 shares of Company common stock. The Company also issued an additional 3,000,000 shares of Company common stock in the name of Jin Kang, which shares were delivered into escrow to be held subject to the satisfaction of certain earnout provisions under the Membership Interest Purchase Agreement, and which shares are subject to return to the Company in the event such earnout provisions are not achieved under the terms of the Membership Interest Purchase Agreement. Under the terms of the Membership Interest Purchase Agreement, Jin Kang also entered into an Employment and Non-Compete Agreement, dated as of January 4, 2008.

The subsequent credit facility and acquisition will increase the amount of debt and interest expense the Company will need to support, along with corresponding increases in assets and estimated proforma projected revenues and profits from operations. For the fiscal year ended December 31, 2007, iSYS is projected to have approximately $20 million in revenues and net income of approximately $1.4 million dollars. The estimated proforma financials representing both the Company and iSYS for the period ending December 31, 2007 reflects pro forma revenues of approximately $34 million and pro forma positive cashflows for such year after allowing for interest expense from the increased debt service of the credit facility to acquire iSYS. For more information concerning our acquisition of iSYS and the estimated proforma impact of the acquisition, please see our Form 8-K/A no. 1 filing on March 21, 2008.

Off-Balance Sheet Arrangements

The Company has no existing off-balance sheet arrangements as defined under SEC regulations.

Other

Inflation has not had a significant effect on the Company’s operations, as increased costs to the Company have generally been offset by increased prices of products and services sold, although this has been more recently compromised by some of the competitive pricing pressures referenced under Competition in Item 1 of this document.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could substantially differ from those estimates.

This report contains forward-looking statements setting forth the Company’s beliefs or expectations relating to future revenues and profitability. Actual results may differ materially from projected or expected results due to changes in the demand for the Company’s products and services, uncertainties relating to the results of operations, dependence on its major customers, risks associated with rapid technological change and the emerging services market, potential fluctuations in quarterly results, and its dependence on key employees and other risks and uncertainties affecting the technology industry generally. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA.

The consolidated financial statements and schedules required hereunder and contained herein are listed under Item 15 below.

ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Effective January 1, 2007, Epstein, Weber & Conover, PLC (“EWC”) combined its practice with Moss Adams LLP (“Moss Adams”) and therefore resigned as the independent registered public accounting firm of WidePoint. The Company was notified of such resignation on January 22, 2007. According to information provided to the Company, all of the partners of EWC have become partners of Moss Adams.

On February 24, 2006, the Company engaged EWC as its independent registered public accounting firm. From the date of engagement of EWC through January 22, 2007, there were no disagreements (within the meaning of Item 304 of Regulation S-K) between the Company and EWC on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of EWC, would have been referred to in its report. EWC’s report on the Company’s financial statements for the year ended December 31, 2005 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

On January 22, 2007, the Audit Committee of the Board of Directors of the Company engaged the independent accounting firm of Moss Adams to serve as its new independent accounting firm effective January 22, 2007.

ITEM 9A.	CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that material information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that the information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. We performed an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on the existence of the material weaknesses discussed below in “Management’s Report on Internal Control Over Financial Reporting,” our management, including our Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were not effective at the reasonable assurance level as of the end of the period covered by this report.

We do not expect that our disclosure controls and procedures will prevent all errors and all instances of fraud. Disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Further, the design of disclosure controls and procedures must reflect the fact that there are resource constraints, and the benefits must be considered relative to their costs. Because of the inherent limitations in all disclosure controls and procedures, no evaluation of disclosure controls and procedures can provide absolute assurance that we have detected all our control deficiencies and instances of fraud, if any. The design of disclosure controls and procedures also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of our management and directors; and

	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on this assessment, management concluded that our internal control over financial reporting was not effective as of December 31, 2007 due to the existence of the material weaknesses as of December 31, 2007, discussed below. A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

•	Inadequate segregation of duties within a significant account or process. We did not have appropriate segregation of duties within our internal controls that would ensure the consistent application of procedures in our financial reporting process by existing personnel. We also did not have appropriate software application controls as a result of the inadequate segregation of duties to ensure the integrity of our financial consolidation schedules and footnote disclosure reports are consistent and accurate. This control deficiency could result in a misstatement to substantially all of our financial statement accounts and disclosures that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected. Accordingly, management has concluded that this control deficiency constitutes a material weakness.

•	Inadequate documentation of the components of internal control. We did not maintain documented policies and evidence of compliance with our internal controls that would ensure the consistent application of procedures in our financial reporting process by existing personnel. This control deficiency could result in a misstatement to substantially all of our financial statement accounts and disclosures that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected. Accordingly, management has concluded that this control deficiency constitutes a material weakness.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Remediation Plan for Material Weaknesses

The material weaknesses described above in “Management’s Report on Internal Control Over Financial Reporting” comprise control deficiencies that we discovered in the fourth quarter of fiscal year 2007 and in the financial close process for fiscal year 2007.

Beginning during the fourth quarter of fiscal 2007 and in the first quarter of fiscal year 2008, we formulated a remediation plan and initiated remedial action to address those material weaknesses. The elements of the remediation plan are as follows:

•	Inadequate segregation of duties within a significant account or process. We commenced a thorough review of our accounting staffs duties and where necessary we have been segregating such duties with other personnel.
•	Inadequate documentation of the components of internal control. We commenced a thorough review of our documentation and where necessary we have put into place policies and procedures to document such evidence to comply with our internal control requirements. We have also retained a financial consultant to assist us in further reviewing and improving our internal control processes.

We believe that these measures, if effectively implemented and maintained, will remediate the material weaknesses discussed above.

Changes in Internal Control Over Financial Reporting

During the fourth quarter of fiscal year 2007 and the first quarter of 2008, we undertook a number of measures to remediate the material weaknesses discussed under “Management’s Report on Internal Control Over Financial Reporting,” above. Those measures, described under “Remediation Plan for Material Weaknesses,” initiated during the fourth quarter of fiscal year 2007, have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Other than as described above, there have been no changes in our internal control over financial reporting during the fourth quarter of fiscal year 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B.	OTHER INFORMATION.

None.

PART III.

ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Except for the information regarding executive officers required by Item 401 of Regulation S-K, which is included in Part I of this Annual Report on Form 10-K as Item 4A, pursuant to General Instruction G(3) of Form 10-K, the information called for by this item is hereby incorporated by reference from our definitive proxy statement or amendment hereto to be filed pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this report.

ITEM 11.	EXECUTIVE COMPENSATION.

Pursuant to General Instruction G(3) of Form 10-K, the information called for by this item is hereby incorporated by reference from our definitive proxy statement or amendment hereto to be filed pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this report.

ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Pursuant to General Instruction G(3) of Form 10-K, the information called for by this item is hereby incorporated by reference from our definitive proxy statement or amendment hereto to be filed pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this report.

ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Pursuant to General Instruction G(3) of Form 10-K, the information called for by this item is hereby incorporated by reference from our definitive proxy statement or amendment hereto to be filed pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this report.

ITEM 14.	PRINCIPAL ACCOUNTING FEES AND SERVICES.

Pursuant to General Instruction G(3) of Form 10-K, the information called for by this item is hereby incorporated by reference from our definitive proxy statement or amendment hereto to be filed pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this report.

PART IV.

ITEM 15.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Financial Statements and Financial Statement Schedule

(1)	Financial Statements:

Report of Moss Adams LLP, Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2007 and 2006

Consolidated Statements of Operations for the Years Ended December 31, 2007 and 2006.

Consolidated Statements of Changes in Stockholders’Equity for the Years Ended December 2007 and 2006.

Consolidated Statements of Cash Flow for the Years Ended December 31, 2007 and 2006.

Notes to Consolidated Financial Statements

All other schedules are omitted either because they are not applicable or not required, or because the required information is included in the financial statements or notes thereto:

(b)	Exhibits: The following exhibits are filed herewith or incorporated herein by reference:

EXHIBIT NO.	DESCRIPTION

2.1	Membership Interest Purchase Agreement, dated as of January 2, 2008, between the Company, iSYS LLC, and Jin Kang. (Incorporated herein by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K filed on January 8, 2008.)

3.1	Amended and Restated Certificate of Incorporation of WidePoint Corporation. (Incorporated herein by reference to Exhibit A to the Registrant’s Definitive Proxy Statement, as filed on December 27, 2004.)

3.2	Bylaws of ZMAX Corporation. (Incorporated herein by reference to Exhibit 3.6 to the Registrant’s Registration Statement on Form S-4 (File No. 333-29833).)

4.1	Certificate Of Designations, Rights And Preferences Of The Series A Convertible Preferred Stock between WidePoint Corporation and Barron Partners LP (Incorporated herein by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K/A filed on November 2, 2004.)

10.1	Employment Agreement between WidePoint Corporation and Steve Komar, dated July 1, 2002.* (Incorporated herein by reference to Exhibit 10.26 to Registrant’s Report of Form 10Q, as filed on August 15, 2002 (File No. 000-23967)

10.2	Employment Agreement between WidePoint Corporation and James McCubbin, dated July 1, 2002.* (Incorporated herein by reference to Exhibit 10.26 to Registrant’s Report of Form 10Q, as filed on August 15, 2002 (File No. 000-23967)

10.3	Employment Agreement between WidePoint Corporation and Mark Mirabile, dated July 1, 2002.* (Incorporated herein by reference to Exhibit 10.26 to Registrant’s Report of Form 10Q, as filed on August 15, 2002 (File No. 000-23967)

10.4	Preferred Stock Purchase Agreement Between WidePoint Corporation and Barron Partners LP. (Incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K/A filed on November 2, 2004.)

10.5	Common Stock Purchase Warrant between WidePoint Corporation and Barron Partners LP. (Incorporated herein by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K/A filed on November 2, 2004.)

10.6	Registration Rights Agreement between WidePoint Corporation and Barron Partners LP. (Incorporated herein by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K/A filed on November 2, 2004.)

* Management contract or compensatory plan.

EXHIBIT NO.	DESCRIPTION

10.7	Stock Purchase Agreement between WidePoint Corporation, Operational Research Consultants, Inc. (Incorporated herein by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K/A filed on November 2, 2004.)

10.8	Master Amendment between WidePoint Corporation and Barron Partners L.P. (Incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on November 11, 2004.)

10.9	Loan and Security Agreement, dated as of October 22, 2004, by and between RBC Centura Bank and the Registrant. (Incorporated herein by reference to Exhibit 10.46 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004, as filed with Form 10-K/A No. 1 thereto.)

10.10	Letter Amendment to Loan and Security Agreement, dated as of February 7, 2005, by and between RBC Centura Bank and the Registrant. (Incorporated herein by reference to Exhibit 10.47 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004, as filed with Form 10-K/A No. 1 thereto.)

10.11	Form of Letter Agreement between Goldman, Sachs & Co., Barron Partners L.P. and WidePoint Corporation, as executed on April 26, 2005. (Filed as Exhibit 10.46 to the Registrant's Amendment No. 1 to Form S-1 as filed on May 5, 2005.)

10.12	Form of Letter Agreement between Goldman, Sachs & Co., Barron Partners L.P. and WidePoint Corporation, as executed on April 28, 2005. (Filed as Exhibit 10.47 to the Registrant's Amendment No. 1 to Form S-1 as filed on May 5, 2005.)

10.13	Employment and Non-Compete Agreement between WidePoint Corporation, Operational Research Consultants, Inc and Daniel Turissini.* (Incorporated herein by reference to Exhibit 10.15 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2006.)

10.14	Addendum to Employment and Non-Compete Agreement between the Registrant and Daniel E. Turssini, effective as of July 25, 2007. *(Incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on July 30, 2007.)

10.15	Commercial Loan Agreement, dated August 16, 2007, between the Company and Cardinal Bank. (Incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on August 21, 2007.)

10.16	Security Agreement, dated August 16, 2007, between the Company and Cardinal Bank. (Incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on August 21, 2007.)

* Management contract or compensatory plan.

EXHIBIT NO.	DESCRIPTION

10.17	Promissory Note, dated August 16, 2007, issued by the Company in favor of Cardinal Bank. (Incorporated herein by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on August 21, 2007.)

10.18	Promissory Note, dated November 5, 2007, between Protexx, Inc. and its subsidiaries, including but not limited to 22THEN LLC, as borrower, WidePoint Corporation, as lender, and Peter Letizia, as guarantor. (Incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 10-Q filed on November 9, 2007.)

10.19	Revolving Line of Credit Agreement, dated as of November 5, 2007, by and among Protexx, Inc. and its subsidiaries, including but not limited to 22THEN LLC, as borrower, Peter Letizia, as guarantor, and WidePoint Corporation, as lender. (Incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 10-Q filed on November 9, 2007.)

10.20	Security Agreement, dated as of November 5, 2007, given by Protexx, Inc. and each of its subsidiaries and 22THEN LLC, collectively, as debtors, to and in favor of WidePoint Corporation, as secured party. (Incorporated herein by reference to Exhibit 10.3 to the Registrant's Current Report on Form 10-Q filed on November 9, 2007.)

10.21	Software Escrow Agreement, dated as of November 5, 2007, between 22THEN LLC and Protexx Incorporated, collectively, as supplier, WidePoint Corporation, as user, and Foley & Lardner LLP, as escrow agent. (Incorporated herein by reference to Exhibit 10.4 to the Registrant's Current Report on Form 10-Q filed on November 9, 2007.)

10.22	$2,000,000 Installment Cash Promissory Note, dated January 4, 2008, issued by the Company in favor of Jin Kang. (Incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on January 8, 2008.)

10.23	Employment and Non-Compete Agreement, dated as of January 4, 2008, between the Company, iSYS LLC and Jin Kang. * (Incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on January 8, 2008.)

10.24	Commercial Loan Agreement, dated January 2, 2008, between the Company and Cardinal Bank. (Incorporated herein by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on January 8, 2008.)

10.25	Security Agreement, dated January 2, 2008, between the Company and Cardinal Bank. (Incorporated herein by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed on January 8, 2008.)

* Management contract or compensatory plan.

EXHIBIT NO.	DESCRIPTION

10.26	$5,000,000 Promissory Note, dated January 2, 2008, issued by the Company in favor of Cardinal Bank. (Incorporated herein by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K filed on January 8, 2008.)

10.27	Security Agreement, dated January 2, 2008, between the Company and Cardinal Bank. (Incorporated herein by reference to Exhibit 10.6 to the Registrant's Current Report on Form 8-K filed on January 8, 2008.)

10.28	$2,000,000 Promissory Note, dated January 2, 2008, issued by the Company in favor of Cardinal Bank. (Incorporated herein by reference to Exhibit 10.7 to the Registrant's Current Report on Form 8-K filed on January 8, 2008.)

10.29	Debt Subordination Agreement, dated January 2, 2008, between the Company and Cardinal Bank. (Incorporated herein by reference to Exhibit 10.8 to the Registrant's Current Report on Form 8-K filed on January 8, 2008.)

21	Subsidiaries of WidePoint Corporation (Filed herewith).

23.1	Consent of Moss Adams LLP(Filed herewith).

31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(Filed herewith).

31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(Filed herewith).

32	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(Filed herewith).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

WidePoint Corporation
Date:	April 11, 2008	/s/ STEVE L. KOMAR
Steve L. Komar
Chief Executive Officer
Date:	April 11, 2008	/s/ JAMES T. MCCUBBIN
James T. McCubbin
Vice President - Principal Financial Officer

        Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons, on behalf of the Registrant and in the capacities and on the dates indicated.

Dated:	April 11, 2008	/s/ STEVE L. KOMAR
Steve L. Komar
Director and Chief Executive Officer
Dated:	April 11, 2008	/s/ JAMES T. MCCUBBIN
James T. McCubbin
Director, Vice President and Chief Financial Officer
Dated:	April 11, 2008	/s/ JAMES M. RITTER
James M. Ritter
Director
Dated:	April 11, 2008	/s/ MORTON S. TAUBMAN
Morton S. Taubman
Director
Dated:	April 11, 2008	/s/ RON S. OXLEY
Ron Oxley
Director
Dated:	April 11, 2008	/s/ OTTO GUENTHER
Otto Guenther
Director
Dated:	April 11, 2008	/s/ GEORGE NORWARD
George Norward
Director

INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets as of December 31, 2007 and 2006	F-2
Consolidated Statements of Operations for the Years ended
December 31, 2007, and 2006	F-3
Consolidated Statements of Stockholders' Equity for the Years ended
December 31, 2007, and 2006	F-4
Consolidated Statements of Cashflows for the Years ended
December 31, 2007, and 2006	F-5
Notes to Consolidated Financial Statements	F-6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of WidePoint Corporation:

We have audited the accompanying consolidated balance sheets of WidePoint Corporation and subsidiaries as of December 31, 2007 and 2006 and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion of these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WidePoint Corporation and subsidiaries as of December 31, 2007 and 2006 and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/Moss Adams LLP
Scottsdale, Arizona
April 11, 2008

WIDEPOINT CORPORATION AND SUBSIDIARIES
       Consolidated Balance Sheets

	December 31,
	2007	2006
Assets
Current assets:
Cash and cash equivalents	$1,831,991	$2,774,813
Accounts receivable	4,808,832	6,220,444
Prepaid expenses and other assets	328,539	463,369

Total current assets	6,969,362	9,458,626

Property and equipment, net	435,859	205,231
Goodwill	2,526,110	2,526,110
Intangibles, net	1,165,461	1,358,212
Other assets	167,164	56,192

Total assets	$11,263,956	$13,604,371

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$2,715,180	$4,364,747
Accrued expenses	707,886	786,842
Deferred revenue	96,674	564,594
Short-term portion of deferred rent	--	3,057
Short-term portion of capital lease obligation	118,246	45,020
Total current liabilities	3,637,986	5,764,260

Capital lease obligation, net of current portion	162,976	67,851

Total liabilities	3,800,962	5,832,111

Stockholders' equity:
Preferred stock, $0.001 par value; 10,000,000 shares
authorized; 0 and 195,214 shares issued and outstanding,
respectively, liquidation value $3,416,245	--	195
Common stock, $0.001 par value; 110,000,000 shares authorized, respectively;
52,558,697 and 50,494,759 shares issued and outstanding, respectively	52,559	50,495
Stock warrants	38,666	38,666
Additional paid-in capital	60,873,273	60,667,229
Accumulated deficit	(53,501,504)	(52,984,325)

Total stockholders' equity	7,462,994	7,772,260

Total liabilities and stockholders' equity	$11,263,956	$13,604,371

The accompanying notes are an integral part of these consolidated statements

WIDEPOINT CORPORATION AND SUBSIDIARIES

Consolidated statements of operations

	For the Years Ended December 31,
	2007	2006
Revenues, net	$14,129,439	$17,953,209
Cost of revenues (including depreciation and amortization of
$446,387 and $428,394, respectively)	10,565,818	14,255,892

Gross profit	3,563,621	3,697,317
Sales and marketing	917,948	851,070
General and administrative	3,170,103	3,328,710
Depreciation expense	83,458	35,131

Loss from operations	(607,888)	(517,594)
Other income (expenses):
Interest income	104,248	92,669
Interest expense	(13,539)	(9,713)

Net loss before provision for income taxes	(517,179)	(434,638)

Income tax benefit	--	(83)

Net loss	(517,179)	$(434,555)

Basic and diluted net loss per share	$(0.01)	$(0.01)

Basic and diluted weighted-average shares outstanding	52,401,705	45,437,154

The accompanying notes are an integral part of these consolidated statements

WIDEPOINT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

	Temporary Equity		Permanent Equity
	Preferred Stock		Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Common Stock Issuable	Stock Warrants	Related Party Notes Receivable	Additional Paid-In Capital	Accumulated Deficit	Permanent Equity Total
Balance,
December 31, 2005	1,195,714	$1,196	--	--	37,297,729	$37,298	1,905	$19,916	$--	$60,080,819	$(52,549,770)	$7,590,168

Issuance of	--	--			516,038	516	--	--	--	216,274	--	216,790
common stock
Issuance of
common stock --
options exercises					770,600	771				211,000		211,771
Issuance of
common stock -
Chesapeake	--	--			1,905,390	1,905	(1,905)	--	--	--	--	--
Conversion of
preferred stock	(197,000)	(197)	(803,500)	(804)	10,005,000	10,005	--	--	--	(9,004)	--	197
Reclass from
Temporary to Permanent
equity	(998,714)	(999)	998,714	999								999
Costs associated
from registration
statement	--	--			--	--	--	--	--	(235,225)	--	(235,225)
Issuance of
common stock warrants	--	--			--	--	--	18,750	--	--	--	18,750
Stock options expense										403,365		403,365
Net loss											(434,555)	(434,555)

Balance,
December 31, 2006	--	$--	195,214	$195	50,494,757	$50,495	--	$38,666	$--	$60,667,229	$(52,984,325)	$7,772,260

Issuance of common
stock -- options exercises					111,800	112	--	--	--	34,598		34,710

Conversion of
preferred stock			(195,214)	(195)	1,952,140	1,952	--	--	--	(1,757)
Costs associated
from registration statement	--	--			--	--	--	--	--	(1,513)		(1,513)

Stock options expense										174,716		174,716
Net loss											(517,179)	(517,179)
Balance,
December 31, 2007	--	$--	--	$--	52,558,697	$52,559	--	$38,666	$--	$60,873,273	$(53,501,504)	$7,462,994

The accompanying notes are an integral part of these consolidated statements

WIDEPOINT CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	For the Years Ended December 31,
	2007	2006
Cash flows from operating activities:
Net loss	$(517,179)	$(434,555)
Adjustments to reconcile net loss to net cash provided by (used
in) operating activities
Depreciation expense	125,415	59,095
Amortization expense	404,430	404,429
Stock compensation expense	--	30,969
Stock options expense	174,716	403,365
Changes in assets and liabilities-
Accounts receivable	1,411,612	(2,875,172)
Prepaid expenses and other assets	134,583	(62,846)
Accounts payable and accrued expenses	(2,178,481)	2,982,253

Net cash provided by (used in) operating activities..	$(444,904)	$507,538
Cashflows from investing activities:
Software development costs	(211,679)	--
Purchases of property and equipment	(131,565)	(72,430)

Net cash used in investing activities	(343,244)	(72,430)

Cashflows from financing activities:
Principal payments on notes payable	(103,537)	--
Principal payments under capital lease obligation	(56,127)	(23,107)
Costs related to registration statement	(29,720)	(417,165)
Proceeds from exercise of stock options	34,710	215,371
Proceeds from exercise of warrants	--	204,571
Costs related to warrant exercise	--	(166,600)

Net cash used in financing activities	$(154,674)	$(186,930)
Net (decrease) increase in cash	(942,822)	248,178
Cash and cash equivalents, beginning of period	$2,774,813	$2,526,635

Cash and cash equivalents, ending of period	$1,831,991	$2,774,813

Supplementary cash flow information:
Liabilities incurred but not yet paid relating to registration
statement	--	28,207

Noncash investing and financing activity - capital leases for
acquisition of property and equipment	224,478	135,978
Insurance policies financed by short term notes payable	110,725	95,055
Cash paid for-
Interest	$13,539	$9,713

Income taxes	$--	$--

The accompanying notes are an integral part of these consolidated statements

WidePoint Corporation and Subsidiaries

Notes to Consolidated Financial Statements

1.	Basis of Presentation, Organization, Nature ofOperations:

WidePoint Corporation (“WidePoint” or the “Company”) is a technology-based provider of product and services to both the government sector and commercial markets. We specialize in providing systems engineering, information technology services and information assurance in the form of identity management services. Our subsidiary, Operational Research Consultants, Inc. (ORC), is a leading provider of E-Authentication federal credential and federal compliant Public Key Infrastructure (PKI) managed services to the federal government. We intend to grow over the next few years through a combination of organic growth, the acquiring of selective strategic assets or acquisitions, and by operational efficiencies among our subsidiaries.

On October 25, 2004, we completed the acquisition of ORC. ORC specializes in IT integration and secure authentication processes and software, and providing services to the United States Government. ORC has been at the forefront of implementing PKI technologies. PKI technology is rapidly becoming the technology of choice to enable security services within and between different computer systems utilized by various agencies and departments of the U.S. Government. Based on asymmetric key cryptography, PKI technology uses a class of algorithms in which a user can receive two electronic keys, consisting of a public key and a private key, to encrypt any information and/or communication being transmitted to or from the user within a computer network and between different computer networks. The user provides his or her public key to any and all desired persons or entities. The user does not share the private key with anyone else. The public key will encrypt all information and/or communication from any sender and the private key will allow only the holder of the private key to unlock and decrypt such information and/or communication. Thus, the algorithms used in PKI technologies help to achieve authentication of users and information, integrity of all data and communications, non-repudiation or rejection of data and communications, and support confidentiality of data and communications. PKI also speeds up and simplifies the delivery of products and services by providing electronic approaches to processes that historically have been paper based. These electronic solutions depend on PKI for identification and authentication; data integrity; confidentiality of information and transactions; and non-repudiation to facilitate mission-related transactions internal to an organization and with external organizations. ORC is authorized to issue all permissible certificate types and services in accordance with Defense Information Systems Agency and National Security Agency standards, necessary for the interoperable, secure exchange of information between U.S. Governmental agencies, contractors, and international allies such as members of NATO.

We intend to continue to market and sell our technical capabilities into the governmental and commercial marketplace. Further, we are continuing to actively search out new synergistic acquisitions that we believe may further enhance our present base of business and service offerings, which has been augmented by our recent acquisition of ORC and our internal growth initiatives. In January 2008 we acquired iSYS LLC, a provider of mobile telecom management services, forensic informatics services, and information assurance services predominately to the United States federal government.

The Company has physical locations in Oakbrook Terrance, Illinois, Fairfax, Virginia, Alexandria, Virginia, and Chesapeake, Virginia. The Company employees work at various client locations throughout the upper Midwest, and Mid Atlantic areas of the United States.

Most of the Company’s current costs consist primarily of the salaries and benefits paid to the Company’s technical, marketing and administrative personnel and as a result of its plan to expand its operations through a combination of internal growth initiatives and merger and acquisition opportunities, the Company expects such costs to increase.  The Company’s profitability also depends upon both the volume of services performed and the Company’s ability to manage costs.  As a significant portion of the Company’s costs is labor related, the Company must effectively manage these costs to achieve and grow its profitability.  To date, the Company has attempted to maximize its operating margins through efficiencies achieved by the use of the Company’s proprietary methodologies, and by offsetting increases in consultant salaries with increases in consultant fees received from its clients.

2.	Significant Accounting Policies:

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of acquired entities since their respective dates of acquisition. All significant intercompany amounts have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant areas requiring use of estimates and judgment relate to revenue recognition, accounts receivable valuation reserves, realizability of intangible assets, realizability of deferred income tax assets and the evaluation of contingencies and litigation. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

Cash and Cash Equivalents

Investments purchased with original maturities of three months or less are considered cash equivalents for purposes of these consolidated financial statements. The Company maintains cash and cash equivalents with various major financial institutions.  Included in the December 31, 2007 cash balances was $1,592,228 in interest bearing balances in one bank in excess of federally insured amounts, as compared to $1,924,324 for December 31, 2006. The Company places its temporary cash investments with high credit-quality financial institutions, and as a result, the Company believes that no significant credit risk exists with respect to these cash investments.

Accounts Receivable

The majority of the Company’s accounts receivable is due from the Federal Government and established private sector companies in the following industries: manufacturing, consumer product goods, direct marketing, healthcare and financial services. Credit is extended based on evaluation of a customers’ financial condition and, generally, collateral is not required. Accounts receivable are due within 30 to 60 days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are reviewed for collectability and after 90 days are considered past due.

The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company’s previous loss history, the customer’s current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions	Balance at End of Period
For the year ended December 31, 2006,
Allowance for doubtful accounts	$--	$21,869	$21,869	$--
For the year ended December 31, 2007,
Allowance for doubtful accounts	$--	$20,150	$20,150	$--

Unbilled accounts receivable on time-and-materials contracts represent costs incurred and gross profit recognized near the period-end but not billed until the following period. Unbilled accounts receivable on fixed-price contracts consist of amounts incurred that are not yet billable under contract terms. At December 31, 2007 and 2006, unbilled accounts receivable totaled $371,435 and $354,123, respectively.

Revenue Recognition

The majority of the Company’s revenues are derived from cost-plus, or time-and-materials contracts. Under cost-plus contracts, revenues are recognized as costs are incurred and include an estimate of applicable fees earned. For fixed-price contracts, revenues are generally recorded as delivery is made. For time-and-material contracts, revenues are computed by multiplying the number of direct labor-hours expended in the performance of the contract by the contract billing rates and adding other billable direct costs. In the event of a termination of a contract, all billed and unbilled amounts associated with those task orders where work has been performed would be billed and collected. The termination provisions of the contract would be accounted for at the time of termination. Any deferred and/or amortization cost would either be billed or expensed depending upon the termination provisions of the contract. Further, the Company has had no material history of losses nor has it identified any specific material risk of loss at December 31, 2006 due to termination provisions and thus has not recorded provisions for such events.

The Company’s other revenues are derived from the delivery of non-customized software and the Company's PKI credential. In such cases revenue is recognized when there is persuasive evidence that an arrangement exists (generally a purchase order has been received or contract signed), delivery has occurred, the charge for the software is fixed or determinable, and collectibility is probable.

Revenue from the sale of PKI credentials is recognized when delivery occurs. Arrangements with customers on PKI related contracts may involve multiple deliverable elements. In these cases, the Company applies the principles prescribed in Emerging Issues Task Force Abstract (“EITF”) 00-21 Revenue Arrangements with Multiple Deliverables. The Company analyzes various factors, including a review of the nature of the contract or product sold, the terms of each specific transaction, the relative fair values of the elements required by EITF 00-21, any contingencies that may be present, its historical experience with like transactions or with like products, the creditworthiness of the customer, and other current market and economic conditions.

Should the sale of product or software involve an arrangement with multiple elements (for example, the sale of PKI Credential Seats along with the sale of maintenance, hosting and support to be delivered over the contract period), the Company allocates revenue to each component of the arrangement using the residual value method based on the fair value of the undelivered elements. The Company defers revenue from the arrangement equivalent to the fair value of the undelivered elements and recognizes the remaining amount at the time of the delivery of the product or when all other revenue recognition criteria have been met.

Significant Customers

During 2007, no customer individually represented at least 10% of revenues. During 2006, one customer, Headquarters Cryptologic Systems Group (HQ CPSG), individually represented 29% of revenues, and we therefore are materially dependent upon such customer. Due to the nature of our business and the relative size of certain contracts which are entered into in the ordinary course of business, the loss of any single significant customer, including the above customers, would have a material adverse effect on results.

Fair value of financial instruments

The Company’s financial instruments include cash equivalents, accounts receivable, notes receivable, accounts payable, short-term debt and other financial instruments associated with the issuance of the common stock warrants attributable to the preferred stock capital investment in the Company in October of 2004. The carrying values of cash equivalents, accounts receivable, notes receivable, and accounts payable approximate their fair value because of the short maturity of these instruments. The carrying amounts of the Company’s bank borrowings under its credit facility approximate fair value because the interest rates are reset periodically to reflect current market rates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. As of December 31, 2007, two clients, Headquarters Cryptologic Systems Group (HQ CPSG) and United Space Alliance, represented 24% and 14% of accounts receivable, respectively. As of December 31, 2006, one customer, Headquarters Cryptologic Systems Group (HQ CPSG), represented 54% of accounts receivable.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes.” Under SFAS No.109, deferred tax assets and liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. SFAS No. 109 requires that the net deferred tax asset be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax asset will not be realized.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Property and equipment consisted of the following:

	December 31,
	2007	2006
Computers, equipment and software	$657,883	$301,840
Less- Accumulated depreciation and amortization	(222,024)	(96,609)

	$435,859	$205,231

Depreciation expense is computed using the straight-line method over the estimated useful lives of three to five years.

In accordance with the American Institute of Certified Public Accountants Statement of Position 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” the Company capitalizes costs related to software and implementation in connection with its internal use software systems.

Software Development Costs

WidePoint accounts for software development costs related to software products for sale, lease or otherwise marketed in accordance with Statement of Financial Accounting Standards (SFAS) No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.” For projects fully funded by the Company, significant development costs are capitalized from the point of demonstrated technological feasibility until the point in time that the product is available for general release to customers. Once the product is available for general release, capitalized costs are amortized based on units sold, or on a straight-line basis over a six-year period or other such shorter period as may be required. WidePoint recorded $183,352 of amortization expense for the year ended December 31, 2007, as compared to $183,351 of amortization expense for the year ended December 31, 2006. Capitalized software costs, net, included in Other Intangibles at December 31, 2007 were approximately $0.7 million, as compared to approximately $0.7 million of capitalized software costs included in Other Intangibles at December 31, 2006.

Goodwill, Intangible Assets, and Long-Lived Assets

Goodwill represents costs in excess of fair values assigned to the underlying net assets acquired. The Company has adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” These standards require the use of the purchase method of accounting for business combinations, set forth the accounting for the initial recognition of acquired intangible assets and goodwill and describe the accounting for intangible assets and goodwill subsequent to initial recognition. Under the provisions of these standards, goodwill is not subject to amortization and annual review is required for impairment. The impairment test under SFAS No. 142 is based on a two-step process involving (i) comparing the estimated fair value of the related reporting unit to its net book value and (ii) comparing the estimated implied fair value of goodwill to its carrying value. Impairment losses are recognized whenever the implied fair value of goodwill is less than its carrying value. The Company’s annual impairment testing date is December 31.

The Company recognizes an acquired intangible apart from goodwill whenever the intangible arises from contractual or other legal rights, or when it can be separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged, either individually or in combination with a related contract, asset or liability. Such intangibles are amortized over their useful lives. Impairment losses are recognized if the carrying amount of an intangible subject to amortization is not recoverable from expected future cash flows and its carrying amount exceeds its fair value.

The Company reviews its long-lived assets, including property and equipment, identifiable intangibles, and goodwill annually or whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of its long-lived assets, the Company evaluates the probability that future undiscounted net cash flows will be less than the carrying amount of the assets.

Basic and Diluted Net Loss Per Share

Basic earnings or loss per share includes no dilution and is computed by dividing net earnings or loss by the weighted-average number of common shares outstanding for the period. Diluted earnings or loss per share includes the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The inclusion of the conversion of preferred stock, outstanding options and warrants to purchase 7,176,257 and 9,146,447 shares, respectively, for the years ended December 31, 2007 and 2006 has not been included in the calculation of the net loss per share as such effect would have been anti-dilutive. As a result of these items, the basic and diluted net loss per share for the years ending December 31, 2007 and December 31, 2006, respectively, are presented as identical. Subsequent to December 31, 2007, 1,500,000 shares were issued in connection with the iSYS acquisition as well as an additional 3,000,000 placed in escrow for the related earnout provisions.

Stock-based compensation

Employee stock-based compensation:

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004), “Share-Based Payment,” (“SFAS No. 123R”). This statement requires that the costs of employee share-based payments be measured at fair value on the awards’ grant date and recognized in the financial statements over the requisite service period.

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123R using the modified prospective application transition method. Under this method, compensation cost for the portion of awards for which the requisite service has not yet been rendered that are outstanding as of the adoption date is recognized over the remaining service period. The compensation cost for that portion of awards is based on the grant-date fair value of those awards as calculated for pro forma disclosures under SFAS No. 123, as originally issued. All new awards that are modified, repurchased, or cancelled after the adoption date are accounted for under provisions of SFAS No. 123R. Prior periods have not been restated under this transition method. The Company recognizes share-based compensation ratably using the straight-line attribution method over the requisite service period. In addition, pursuant to SFAS No. 123R, the Company is required to estimate the amount of expected forfeitures when calculating share-based compensation, instead of accounting for forfeitures as they occur, which was the Company’s practice prior to the adoption of SFAS 123R.

For purposes of determining the effect of these options, the fair value of each option is estimated on the date of grant based on the Black-Scholes single-option pricing model assuming the following for the years ended December 31, 2007 and 2006:

	2007	2006
Dividend yield	--	--
Risk-free interest rate	4.52%	4.77 - 4.83%
Volatility factor	85%	57%
Expected life in years	4	4

The amount of compensation expense recognized under SFAS 123(R) during the years ended December 31, 2007 and December 31, 2006 under our plans was comprised of the following:

	Year ended December 31, 2007	Year ended December 31, 2006
General and administrative expense	$174,716	$403,365
Share-based compensation before taxes	$174,716	$403,365
Related income tax benefits	--	--
Share-based compensation expense	$174,716	$403,365
Net share-based compensation expenses per basic and diluted common shares	$0.01	$0.01

Since we have cumulative operating losses as of December 31, 2007 and December 31, 2006 for which a valuation allowance has been established, we recorded no income tax benefits for share-based compensation arrangements.  Additionally, no incremental tax benefits were recognized from stock options exercised during the year ended December 31, 2007 and December 31, 2006, which would have resulted in a reclassification to reduce net cash provided by operating activities with an offsetting increase in net cash provided by financing activities.

A summary of the option activity under our plans during the years ended December 31, 2007, and 2006, respectively, is presented below:

	# of Shares	Weighted average Grant date fair value Per share
NON-VESTED
Non-vested at January 1, 2006	1,098,099	$0.55
Granted	33,000	$2.28
Vested	(338,122)	$0.49
Forfeited	39,500	$0.42
Non-vested at December 31, 2006	753,477	$0.67
Granted	124,000	$0.58
Vested	(391,183)	$0.59
Forfeited	29,250	$0.43
Non-vested at December 31, 2007	457,044	$0.73
OUTSTANDING AND EXERCISABLE
Total outstanding at January 1, 2006	7,795,861	$0.31
Issued	124,000	$2.75
Cancelled	(46,000)	$0.45
Exercised	(770,600)	$0.27
Total outstanding at December 31, 2006	7,103,261	$0.36
Issued	124,000	$0.93
Cancelled	(30,250)	$0.48
Exercised	(111,800)	$0.31
Total outstanding at December 31, 2007	7,085,211	$0.37
Total exercisable at December 31, 2007	6,628,167	$0.32

The aggregate remaining contractual lives in years for the options outstanding and exercisable on December 31, 2006 and 2007 was 3.86 and 3.75 respectively.

Aggregate intrinsic value represents total pretax intrinsic value (the difference between WidePoint’s closing stock price on December 31, 2007 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2007. This amount changes based on the fair market value of WidePoint’s stock. The total intrinsic value of options outstanding as of December 31, 2007 and 2006, respectively, were $5,200,151 and $13,310,592. The total intrinsic value of options exercisable on December 31, 2007 and 2006, respectively, were $5,151,104 and $12,239,348. The total intrinsic value of options exercised during the year ended December 31, 2007 and 2006, respectively, were $161,412 and $1,498,962. The Company issues new shares of common stock upon the exercise of stock options.

At December 31, 2007, 6,246,138 shares were available for future grants under the Company’s 1997 Stock Compensation Plans. This includes options for 1,048,150 shares previously exercised through 2007 under the Company’s 1997 Stock Compensation Plans. This does not include warrants to purchase 3,999,999 shares granted and vested to members of the senior management team that were not issued under the Company’s 1997 Stock Compensation Plans.

At December 31, 2007, the Company had approximately $260,749 of total unamortized compensation expense, net of estimated forfeitures, related to stock option plans that will be recognized over the weighted average period of 3.4 years.

Non-employee stock-based compensation:

The Company accounts for stock-based non-employee compensation arrangements using the fair value recognition provisions of FASB Statement 123, Accounting for Stock-Based Compensation and “Emerging Issues Task Force” EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

New accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157). This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies to fair value measurements already required or permitted by existing standards. SFAS 157 will be effective for the Company’s fiscal year ending December 31, 2008. The Company is currently evaluating the requirements of SFAS 157 and has not yet determined the impact on its financial condition and results of operations.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132 (R)” (SFAS 158). This pronouncement requires an employer to make certain recognitions, measurements, and disclosures regarding defined benefit postretirement plans. The Company does not have any defined benefit postretirement plans, and SFAS 158 will not have any impact on its financial condition and results of operations.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements in Current Year Financial Statements” (SAB 108). SAB 108 provides guidance on consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have an impact on the Company’s consolidated financial statements.

In December 2007, the Financial Accounting Standards Board  (“FASB”) issued Statement No. 141(Revised 2007), Business Combinations (SFAS 141(R)) and Statement No. 160, Accounting and Reporting of Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (SFAS 160). These statements will significantly change the financial accounting and reporting of business combination transactions and non-controlling (or minority) interests in consolidated financial statements. SFAS 141(R) requires companies to: (i) recognize, with certain exceptions, 100% of the fair values of assets acquired, liabilities assumed, and non-controlling interests in acquisitions of less than a 100% controlling interest when the acquisition constitutes a change in control of the acquired entity; (ii) measure acquirer shares issued in consideration for a business combination at fair value on the acquisition date; (iii) recognize contingent consideration arrangements at their acquisition-date fair values, with subsequent changes in fair value generally reflected in earnings; (iv) with certain exceptions, recognize pre-acquisition loss and gain contingencies at their acquisition-date fair values; (v) capitalize in-process research and development (IPR&D) assets acquired; (vi) expense, as incurred, acquisition-related transaction costs; (vii) capitalize acquisition-related restructuring costs only if the criteria in SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, are met as of the acquisition date; and (viii) recognize changes that result from a business combination transaction in an acquirer’s existing income tax valuation allowances and tax uncertainty accruals as adjustments to income tax expense. SFAS 141(R) is required to be adopted concurrently with SFAS 160 and is effective for business combination transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption of these statements is prohibited. We believe the adoption of these statements will have a material impact on significant acquisitions completed after December 15, 2008.

In December 2007, the Securities and Exchange Commission published SAB Staff Accounting Bulletin (SAB) 110, which amends SAB 107 to allow for the continued use, under certain circumstances, of the “simplified” method in developing an estimate of the expected term of so-called “plain vanilla” stock options accounted for under FAS 123R, Share Based Payment (FAS 123R).  SAB 110 provides that the SEC staff will accept, under certain circumstances, the use of the simplified method beyond December 31, 2007 for “plain vanilla” options. Our adoption of SAB 110 is not expected to have a material effect on our consolidated financial position or results of operations.

        In December 2007, the FASB ratified the EITF consensus on EITF Issue No. 07-1, Accounting for Collaborative Arrangements, that discusses how parties to a collaborative arrangement (which does not establish a legal entity within such arrangement) should account for various activities. The consensus indicates that costs incurred and revenues generated from transactions with third parties (i.e. parties outside of the collaborative arrangement) should be reported by the collaborators on the respective line items in their income statements pursuant to EITF Issue No. 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent., Additionally, the consensus provides that income statement characterization of payments between the participants in a collaborative arrangement should be based upon existing authoritative pronouncements; analogy to such pronouncements if not within their scope; or a reasonable, rational, and consistently applied accounting policy election. EITF Issue No. 07-1 is effective beginning January 1, 2009 and is to be applied retrospectively to all periods presented for collaborative arrangements existing as of the date of adoption. We are evaluating the impact, if any, the adoption of this consensus will have on our results of operations, financial position or cash flows.

        The Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 06-4, “The Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements” (“EITF No. 06-4”). EITF No. 06-4 addresses whether the postretirement benefit associated with an endorsement split-dollar life insurance arrangement is effectively settled in accordance with SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” and APB Opinion No. 12, “Omnibus Opinion—1967", upon entering into such an arrangement. EITF No. 06-4 is effective for fiscal years beginning after December 15, 2007. We will adopt EITF No. 06-4 in the first quarter of 2008.

The EITF reached a consensus on EITF Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards” (“EITF No. 06-11”). EITF No. 06-11 addresses how an entity should recognize the income tax benefit received on dividends that are (a) paid to employees holding equity-classified nonvested shares, equity-classified nonvested share units, or equity-classified outstanding share options and (b) charged to retained earnings under SFAS No 123R. EITF No. 06-11 is effective for fiscal years beginning after December 15, 2007. Management is considering the impact that may result from the adoption of EITF No. 06-11.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159), which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 will be effective for us on January 1, 2008. The Company is currently evaluating the impact of adopting SFAS 159 on the Company’s financial position, cash flows, and results of operations but does not believe it will have any impact on its financial condition and results of operations.

3.	Debt:

The Company entered into a senior lending agreement with Cardinal Bank on August 16, 2007. The senior lending agreement has a maturity date of September 1, 2008. The Agreement provides for a $2 million revolving credit facility. Borrowings under the Agreement are collateralized by the Company’s eligible contract receivables, inventory, all of its stock in certain of its subsidiaries and certain property and equipment, and bear interest at the prime rate minus 0.25%. The credit facility contains specific financial covenants related to working capital levels and consolidated net worth. There were no borrowings under the credit facility at December 31, 2007. In January of 2008, the Company terminated this credit facility and entered into a new credit facility with Cardinal Bank for up to $7 million. See footnote 11, subsequent events for a further description of the new credit facility.

4.	Goodwill and Intangible Assets:

Effective January 1, 2002, WidePoint adopted SFAS No. 142, Goodwill and Other Intangible Assets. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. Under SFAS 142, goodwill is to be reviewed at least annually for impairment; the Company has elected to perform this review annually on December 31st of each calendar year. These reviews have resulted in no adjustments in goodwill.

During 2004, WidePoint completed the acquisition of Operational Research Consultants, Inc. As a result of this acquisition the Company has acquired goodwill and intangibles. The following details the components of goodwill and intangibles:

	As of December 31, 2007
	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets
(1) ORC Intangible (Includes customer relationships and PKI
business opportunity purchase accounting valuations)	$1,145,523	$(700,081)
(2) PKI-I Intangible (Related to internally generated software)	334,672	(184,312)
(3) PKI-II Intangible	649,991	(292,011)
(4) PKI-III Intangible	211,679	--

Total	$2,341,865	$(1,176,404)

Aggregate Amortization Expense:
For year ended 12/31/04	$46,547
For year ended 12/31/05	$320,998
For year ended 12/31/06	$404,429
For year ended 12/31/07	$404,430

Estimated Future Amortization Expense:
For year ended 12/31/08	$404,429
For year ended 12/31/09	$374,272
For year ended 12/31/10	$175,081

(1)	The ORC intangible is made up of the estimated purchase accounting associated with the valuation assigned by the Company to ORC’s customer relationships and its PKI business opportunity. The purchase accounting for ORC has been finalized after the completion of the Company’s intangible valuation methodology by an independent appraisal performed for the Company. The PKI business opportunity intangible has an estimated life of 6 years and ORC’s customer relationship has an estimated life of 5 years. The PKI business opportunity intangible life was estimated based upon the contractual life assigned to the authority to issue PKI certificates by the federal government. The fair value of the PKI business opportunity intangible was estimated using the expected present value of future cash flows estimated by the Company for ORC’s PKI business opportunity. ORC’s customer relationship intangible was estimated based upon an analysis of the historic life of ORC’s present customer relationships and their present contract opportunities. A fair value was estimated using the expected present value of the estimated future cash flows generated from those relationships. The weighted average remaining life of this intangible asset class is approximately 2.3 years. The gross carrying amount and accumulated amortization as of December 31, 2006, respectively, were $1,145,523 and $479,003.

(2)	The PKI-I intangible is related to internally generated software that was associated with ORC’s PKI-I development of its phase 1 software offerings. ORC commenced sales of its PKI-I service in August of 2004. It has a weighted average remaining life of approximately 2.6 years and is based upon the contractual life assigned to the authority to issue PKI certificates by the federal government. The gross carrying amount and accumulated amortization as of December 31, 2006, respectively, were $334,672 and $126,108.

(3)	The PKI-II intangible is related to a secondary PKI software development effort by ORC. ORC commenced sales of its PKI-II service in August of 2005. It has a weighted average remaining life of approximately 3 years and is based upon the contractual life assigned to the authority to issue PKI certificates by the federal government. The gross carrying amount and accumulated amortization as of December 31, 2006, respectively, were $649,991 and $166,863.

(4)	The PKI-III intangible is related to an additional PKI software development effort by ORC that was initiated in 2007. ORC is expected to commence sales on or about March 2008 of its PKI-III services. It is estimated that it will have a useful life of 3.0 years. No estimated future amortization expense has been determined for PKI-III.

The total weighted average remaining life of all of the intangibles is approximately 3 years.

There were no amounts of research and development assets acquired in 2007 or 2006, nor any written off in the periods.

The changes in the carrying amount of goodwill for the year ended December 31, 2007 and 2006 are as follows:

Total
Balance as of January 1, 2006	$2,526,110
Goodwill adjusted	$--
Balance as of December 31, 2006	$2,526,110
Balance as of January 1, 2007	$2,526,110
Goodwill adjusted	$--
Balance as of December 31, 2007	$2,526,110

The goodwill acquired is associated with the acquisition of ORC in October of 2004. Management believes that as of December 31, 2007 the carrying value of the goodwill of ORC was not impaired.

5.	Income Taxes:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes.” Under SFAS No.109, deferred tax assets and liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. SFAS No. 109 requires that the net deferred tax asset be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the net deferred tax asset will not be realized. The Company has also adopted the provisions of Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes – An interpretation of FASB Statement No. 109.

Income taxes for the years ended December 31 are as follows:

	2007	2006
Current Provision/(benefit)	$--	$(592,280)
Deferred Provision/(benefit)	--	592,197

	$--	$(83)

        The provision (benefit) for income taxes results in effective rates, which differs from the federal and state statutory rate as follows:

	2007	2006
Statutory federal income tax rate	34.0%	34.0%
State income taxes, net of federal benefit	4.9	6.0
Non-deductible expenses	(0.5)	0.5
Increase (decrease) in valuation allowance	151.1	(43.9)

Expiration of state NOL carryforward and change in state effective tax rate	(189.5)	--

Other	--	3.4

	(0.0)	(0.0)

There has been no expense recognized for these options. As the amount of this tax expense has not been realized because of the net operating loss carryforwards, there will be no credit to additional paid in capital until the associated benefit is realized through a reduction of income taxes payable. During the year ended December 31, 2007, the Company recognized $174,716 in expense for book purposes for stock-based compensation. For tax purposes, the Company recognized an expense of $162,080 for stock option related compensation expense in the year ended December 31, 2007.The deferred tax assets (liabilities) consisted of the following as of December 31, 2007 and 2006:

	December 31,
	2007	2006
Deferred tax assets:
Net operating loss carryforwards	$7,396,003	$8,286,246
AMT credit	13,853	13,853
Stock based compensation	224,539	161,200
Other assets	35,488	89,365

Total deferred tax assets	7,669,883	8,550,664
Deferred tax liabilities:
Intangibles	348,266	446,852
Capitalized software costs	276,077	276,800

Total deferred tax liabilities	624,343	723,652
Net deferred tax asset	7,045,540	7,827,012
Less- Valuation allowance	(7,045,540)	(7,827,012)

	$-0-	$-0-

The Company has determined that its net deferred tax asset did not satisfy the recognition criteria set forth in SFAS No. 109 and, accordingly, established a valuation allowance for 100 percent of the net deferred tax asset.

As of December 31, 2007, the Company had federal and state net operating loss carry forwards of approximately $21 million and $7 million, respectively, to offset future taxable income. These carry forwards expire between 2010 and 2027 Under the provision of the Tax Reform Act of 1986, when there has been a change in an entity’s ownership of 50 percent or greater, utilization of net operating loss carry forwards may be limited. As a result of WidePoint’s equity transactions, the Company’s net operating losses will be subject to such limitations and may not be available to offset future income for tax purposes. There were no capital losses in excess of capital gains that expired in 2007.

Changes in the valuation allowance for the years ended December 31, are as follows:

	2007	2006
Opening balance	$(7,827,012)	$(6,882,850)
Decrease (increase)	781,472	(944,162)
Ending balance	$(7,045,540)	$(7,827,012)

As a result of WidePoint’s equity transactions, the Company’s net operating losses will be subject to such limitations and may not be available to offset future income for tax purposes. To date the Company has not completed a “Section 382” analysis. In June 2006, the FASB issued Interpretation 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (FIN 48), which became effective for years beginning on January 1, 2007. FIN 48 addressed the determination of how tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the Company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The Company’s assessments of its tax positions in accordance with FIN 48 did not result in changes that had a material impact on results of operations, financial condition or liquidity. While the Company does not have any interest and penalties related to unrecognized tax benefits, the Company’s policy is to recognize such expenses as tax expense.

6.	Stockholders Equity:

Preferred Stock

Our certificate of incorporation authorizes the Company to issue up to 10,000,000 shares of preferred stock, $0.001 par value per share, of which 0 and 195,214 shares were outstanding at December 31, 2007 and 2006, respectively. Preferred stock of 1,000,500 shares were converted during the year ended 2006 into 10,005,000 shares of Common Stock.

Common Stock

The Company is authorized to issue 110,000,000 shares of common stock, $.001 par value per share. During the year ended December 31, 2006, 10,005,000 shares of common stock were issued as the result of the conversion of 1,000,500 preferred shares by Barron, 400,000 shares of common stock were issued as the result of the exercise of warrants to purchase 400,000 shares by Westcap Securities, and 770,600 shares of common stock were issued as the result of the exercise of employee stock options to purchase 770,600 shares. During the year ended December 31, 2007 111,800 shares of common stock were issued as the result of the exercise of employee stock options to purchase 111,800 shares. As of December 31, 2007 there were 52,558,697 shares of common stock outstanding. See Note 11, Subsequent events for information concerning the issuance of additional common shares as a result of the iSYS acquisition in January 2008.

Stock Warrants

On November 1, 2005, the Company issued a warrant to purchase 54,878 shares to Hawk Associates as part of a consulting agreement in which Hawk Associates agreed to act as the Company’s investor relations representative. The warrant has a term of 5 years. We are accounting for this award in accordance with EITF 96-18.

On October 27, 2004 and November 22, 2004, the Company issued two warrants to purchase 30,612 shares and 5,556 shares, respectively, to Liberty Capitol as part of a consulting agreement in which Liberty Capitol assisted the Company in arranging its senior debt financing with RBC-Centura Bank. The warrants have a term of 5 years. The Company used a fair-value option pricing model to value these stock warrants at approximately $14,291. This value has been reflected as part of stock warrants in the stockholders’ equity section of the consolidated balance sheet.

7.	Stock Options and Stock-Based Compensation:

1997 Stock Incentive Plan

In May 1997, the Company adopted the 1997 Stock Incentive Plan (the “Incentive Plan”). The purpose of the Incentive Plan is to provide additional compensation to employees, officers, and consultants of the Company or its affiliates. Under the terms of the Incentive Plan, as amended, 10,000,000 shares of common stock have been reserved for issuance as incentive awards under the Incentive Plan. The number of shares of Company common stock associated with any forfeited stock incentive will be added back to the number of shares that can be issued under the Incentive Plan. Awards under the Incentive Plan and their terms are determined by a committee (the “Committee”) that has been selected by the Board of Directors. The Incentive Plan permits the Committee to make awards of a variety of equity-based incentives (collectively, “Stock Incentives”).

The Incentive Plan allows for the grant of incentive stock options and nonqualified stock options. The exercise price of the options will be established by the Committee. The term of an option will be specified in the applicable agreement provided, however, that no option can be exercised ten years after the date of grant. In addition to stock options, the Incentive Plan also allows for the grant of other Stock Incentives, including stock appreciation rights, stock awards, phantom shares, performance unit appreciation rights and dividend equivalent rights. These Stock Incentives will be subject to the terms prescribed by the Committee in accordance with the provisions of the Incentive Plan.

In February 1998, the Company amended the Incentive Plan to permit the adjustment of the terms and conditions of outstanding options. On January 27, 2005, the shareholders of the Company approved an amendment to increase the common stock reserved for issuance as incentive awards under the Incentive Plan to 10,000,000.

1997 Directors Formula Stock Option Plan

In May 1997, the Company adopted the 1997 Directors Formula Stock Option Plan (the “Director Plan”). The Company has reserved 120,000 shares of common stock to underlie stock options granted under the Director Plan. Any shares associated with forfeited options are added back to the number of shares that underlie stock options to be granted under the Director Plan.

The awards of stock options under the Director Plan are determined by the express terms of the Director Plan. Generally, only non-employee directors of the Company who do not perform services for the Company are eligible to participate in the Director Plan. The Director Plan provides for option grants to purchase 12,000 shares of common stock upon a non-employee director’s initial appointment to the Board of Directors. The options will vest immediately to 8,000 shares of common stock underlying such options, will vest to an additional 2,000 shares after the director’s completion of the first year of continued service to the Company, and will vest to the remaining 2,000 shares after the completion of the second year of continued service to the Company. Each option granted pursuant to the Director Plan will be evidenced by an agreement and will be subject to additional terms as set forth in the agreement. Options become exercisable when vested and expire ten years after the date of grant, subject to any shorter period that may be provided in the agreement.

The following is a summary of the WidePoint options and management warrant activity:

	Number of Shares	Option Price Range	Weighted- Average Exercise Price
Outstanding, December 31, 2005	7,795,861	$0.07 - 1.35	$0.31

Granted	124,000	2.70 - 2.80	2.75
Exercised	(770,600)	0.07 - 0.76	0.27

Canceled or expired	(46,000)	0.45 - 1.35	0.45

Outstanding, December 31, 2006	7,103,261	0.07 - 2.80	0.36

Granted	124,000	0.93 - 0.93	0.93
Exercised	(111,800)	0.07 - 0.45	0.31
Canceled or expired	(30,250)	0.45 - 1.35	0.48

Outstanding, December 31, 2007	7,085,211	0.07 - 2.80	0.37

8.	Commitments and Contingencies:

The company has entered into a number of leases for its office locations as described above in Note 1. The Company’s commitments and contingencies are as follows for its operating leases, which include those leases, and other operating leases. The terms of the operating leases run through 2013 and the total commitments per year are as follows:

Year Ended December 31,	Operating Leases
2008	$470,123
2009	86,114
2010	6,301
2011	5,839
Beyond 2011	4,604

Total	$572,981

Capital Leases

The Company has leased certain equipment under capital lease arrangements. Future minimum payments required under the leases are as follows:

Year 2008	$135,906
2009	103,281
2010	71,466

310,653
Less portion representing interest	(29,431)

Net minimum lease payments
Under capital leases	281,222
Current portion	(118,246)

Long-term portion	$162,976

The capital leases entered into in the year ended December 31, 2007 are for periods of two to three years. Total carrying value of assets under capital leases at December 31, 2007 was $238,013. Depreciation for the year ended December 31, 2007 was $57,471, and accumulated depreciation at December 31, 2007 was $82,718.

Employment Agreements

The Company has employment agreements with certain executives that set forth compensation levels and provide for severance payments in certain instances.

Litigation

The Company is not involved in any material legal proceedings.

9.	Segment reporting:

Segments are defined by SFAS No. 131, ÒDisclosures about Segments of an Enterprise and Related Information,Ó as components of a company in which separate financial information is available and is evaluated by the chief operating decision maker, or a decision making group, in deciding how to allocate resources and in assessing performance.

During 1998, the Company adopted SFAS No. 131 and until December 31, 2005 the Company was comprised of a single segment, which was comprised of our consulting services segment within our Commercial and Federal Government Marketplaces. As of January 1, 2006, the Company added a second segment, which consists of PKI credentialing and managed services. The PKI credentialing and managed services segment provides PKI credentialing and managed services to United States federal agencies and federal contractors as a result of regulatory compliance requirements.

Segment operating income consists of the revenues generated by a segment, less the direct costs of revenue and selling, general and administrative costs that are incurred directly by the segment. Unallocated corporate costs include costs related to administrative functions that are performed in a centralized manner that are not attributable to a particular segment. These administrative function costs include costs for corporate office support, all office facility costs, costs relating to accounting and finance, human resources, legal, marketing, information technology and company-wide business development functions, as well as costs related to overall corporate management.

The following table presents information about reported segments along with the items necessary to reconcile the segment information to the totals reported in the accompanying consolidated financial statements:

	Year ended December 31, 2007	Year ended December 31, 2006
Consulting services
Revenues	$10,566,366	$16,202,217
Operating income	$527,861	$505,537
Total assets	$4,706,116	$6,877,676
PKI Credentialing and Managed Services
Revenues	$3,563,073	$1,750,992
Operating income	$133,159	$355,457
Total assets	$1,490,195	$1,214,489
Total Company
Revenues	$14,129,439	$17,953,209
Operating loss	$607,888 (1)	$517,594 (2)
Depreciation expense	$83,458	$35,131
Interest income (expense), net	$90,709	$82,956
Income tax benefit	--	$83
Net loss	$517,179	$434,555
Total Corporate assets	$5,067,645	$5,512,206
Total assets	$11,263,956	$13,604,371

(1)	Includes $221,078 in amortization expense in cost of sales associated with the purchase of ORC, which is not allocated among the segments and includes $964,372 in unallocated corporate costs in sales, general and administrative expense.

(2)	Includes $221,078 in amortization expense in cost of sales associated with the purchase of ORC, which is not allocated among the segments and includes $1,122,379 in unallocated corporate costs in sales, general and administrative expense.

10.	Note Receivable:

In November 2007, the Company entered into a secured credit facility with Protexx, a PKI software and services company with whom the Company has a strategic business relationship. The credit facility calls for the Company to provide up to approximately $100,000 to Protexx. The facility was fully utilized and drawn down to $100.000 at December 31, 2007. The balance is presented within Prepaid Expenses and Other Assets in the accompanying balance sheet at December 31, 2007. The credit facility is collateralized by all of the assets of Protexx. During the first quarter of 2008, the credit facility was extended until June 30, 2008 and increased to $200,000. The facility bears interest at 10% simple interest.

11.	Subsequent Events:

On January 2, 2008, the Company entered into a Commercial Loan Agreement with Cardinal Bank relating to a $5,000,000 revolving credit facility and a $2,000,000 term loan. Advances under the revolving credit facility will bear interest at a variable rate equal to the prime rate plus 0.25% and the repayment date for such facility is April 30, 2009. This new revolving credit facility replaces the Company’s prior $2,000,000 revolving credit facility with Cardinal Bank. The term loan bears interest at 7.5% annually, is ratably paid down monthly over the 4 year term on a straight line basis, and the repayment date of such term loan is January 1, 2012.

Pursuant to the terms of the Membership Interest Purchase Agreement, the Company paid the following consideration at the closing: (i) $5,000,000 in cash, (ii) $2,000,000 principal amount in an Installment Cash Promissory Note, which bears simple annual interest at the initial rate of 7% through December 31, 2008, and thereafter the simple interest rate will increase to 10% from January 1, 2009 through the date of maturity, which will be on the earlier of either April 1, 2009 or the filing by the Company of its Annual Report on Form 10-K for the year ending December 31, 2008, and (iii) the issuance of 1,500,000 shares of Company common stock issued at a stock price of $1.20 per common share of WidePoint Corporation for a value of $1,800,000. The Company also issued an additional 3,000,000 shares of Company common stock, which shares were delivered into escrow to be held subject to the satisfaction of certain earnout provisions under the Membership Interest Purchase Agreement, and which shares are subject to return to the Company in the event such earnout provisions are not achieved under the terms of the Membership Interest Purchase Agreement. The aggregate purchase price was $8,902,722 including $102,722 of acquisition costs and without consideration for the contingent issuance of the 3,000,000 earnout shares. The value of the 1,500,000 unregistered common stock issued was $1,800,000 and was determined based on the closing market price of the Company’s common shares on January 8, 2008 of $1.20 per common share.

The Company has not yet finalized the allocation of the purchase price. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed based on the latest available information on iSYS, at December 31, 2007. The allocation of the purchase price was based upon management’s estimates and assumptions:

iSYS at December 31, 2007
Current assets	$4,670,801
Property, plant and equipment, net	59,463
Intellectual property	2,000,000
Goodwill	4,687,732
Other non current assets	12,117

Total assets acquired	$11,430,113

Current liabilities	$2,527,391

Total liabilities assumed	$2,527,391

The operations of iSYS will be included in the Company’s results of operations beginning on January 4, 2008, the acquisition date. The factors resulting in goodwill were iSYS’s name, reputation, and established key personnel. None of the goodwill will deductible for tax purposes.

The accompanying consolidated pro forma information gives effect to the iSYS acquisition as if it had occurred on January 1, 2006 and its results of operations were included in the years ended December 31, 2007 and 2006 for the full period. The pro forma information is included only for purposes of illustration and does not necessarily indicate what the Company’s operating results would have been had the acquisition of iSYS been completed on January 1, 2006.

	Year Ended December 31, 2007	Year Ended December 31, 2006
Revenue	$34,044,865	$28,975,018

Net income (loss)	$952,971	$(648,388)

Income (loss) per share, basic and diluted	$0.02	$(0.01)

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated April 11, 2008 on the consolidated balance sheets of WidePoint Corporation as of December 31, 2007 and 2006 and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years then ended which report appears in WidePoint Corporation’s Annual Report on Form 10-K filed with the Securities and Exchange Commission. We consent to the incorporation by reference of our report in the previously filed registration statements of WidePoint Corporation on Forms S-8 (File Nos. 333-55993 and 333-124897) and Form S-3 (File No. 333-121858).

/s/ Moss Adams, LLP

Scottsdale, Arizona
April 11, 2008

EXHIBIT 21 –SUBSIDIARIES OF WIDEPOINT CORPORATION

Name	State of Incorporation

WidePoint NBIL, Inc.	Illinois
WidePoint IL, Inc.	Illinois
Chesapeake Government Technologies, Inc.	Delaware
Operational Research Consultants, Inc.	Virginia
iSYS LLC	Virginia

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K/A No. 1

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Amendment No. 1 to Annual Report on Form 10-K for the year ended December 31, 2007

WIDEPOINT CORPORATION
(Exact name of registrant as specified in its charter.)

Delaware	000-23967	52-2040275
(State or other jurisdiction of	(Commission	(I.R.S. Employer
incorporation or organization)	File Number)	Identification No.)

One Lincoln Centre, Oakbrook Terrace, IL	60181
(Address of principal executive offices)	(Zip Code)

Registrant’s phone number, including area code: (630) 629-0003

        The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its Annual Report on Form 10-K for the year ended December 31, 2007, as set forth in the pages attached hereto:

Part III	Item 10	Directors, Executive Officers and Corporate Governance.
	Item 11	Executive Compensation.
	Item 12	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.
	Item 13	Certain Relationships and Related Transactions, andDirector Independence.
	Item 14	Principal Accountant Fees and Services.
Part IV	Item 15(b)	Exhibits

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

WidePoint Corporation
Date: April 29, 2008	By: /s/ James T. McCubbin
James T. McCubbin
Vice President and Chief Financial Officer

1

INTRODUCTORY NOTE

This Form 10-K/A is being filed as Amendment No. 1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and originally filed on April 14, 2008, for purposes of (i) adding information under Items 10, 11, 12, 13 and 14 of Part III previously incorporated by reference to the definitive proxy statement to be filed with the SEC pursuant to Regulation 14A for our 2008 annual meeting of stockholders, and (ii) amending Item 15(b) to include certifications of the Company’s Chief Executive Officer and Chief Financial Officer as exhibits 31.1A, 31.2A, and 32A attached hereto pursuant to Section 302 of the Sarbanes-Oxley Act and Rule 13a-14(a) under the Securities Exchange Act.

Part III.

ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

        The following sets forth information regarding the directors, executive officers and certain significant employees of the Company as of March 31, 2008:

Name	Age	Position
Steve Komar	66	Chief Executive Officer, Director, and Chairman of the Board
James McCubbin	44	Vice President, Chief Financial Officer, Secretary and Director
James Ritter	63	Director
Morton Taubman	64	Director, Chairman of the Audit Committee
Ron Oxley	62	Director
Otto Guenther	66	Director
George Norwood	65	Director
Mark Mirabile	45	Vice President, Chief Operations Officer and Director
Daniel Turissini	48	Vice President, Chief Technology Officer and Chief Executive Officer and President-Operational Research Consultants, Inc.
Jin Kang	43	President of iSYS LLC.

        Steve Komar has served as a director since December 1997 and became Chairman of the Board of Directors in October 2001. Mr. Komar has also served as Chief Executive Officer since December 2001. From June 2000 until December 2001, Mr. Komar served as a founding partner in C-III Holdings, a development stage financial services company. From 1991 to June 2000, Mr. Komar served as Group Executive Vice President of Fiserv, Inc., a company that provides advanced data processing services and related products to the financial industry. From 1980 to 1991, Mr. Komar served in a number of financial management positions with CitiGroup, including the role of Chief Financial Officer of Diners Club International and Citicorp Information Resources, respectively. Mr. Komar is a graduate of the City University of New York with a Bachelor of Science Degree in Accounting and holds a Masters Degree in Finance from Pace University. Mr. Komar serves on the Board of Directors for a term of three years expiring at the 2008 Annual Meeting of Shareholders.

2

        James McCubbin has served as a director and as our Secretary and Treasurer since November 1998. Since August 1998, Mr. McCubbin has also served as our Vice President and Chief Financial Officer. Prior to that time, from December 1997 to August 1998, Mr. McCubbin served as Vice President, Controller, Assistant Secretary and Treasurer. Prior to the commencement of his employment with WidePoint in November 1997, Mr. McCubbin held various financial management positions with several companies in the financial and government sectors. Mr. McCubbin presently serves on the Board of Director’s of Tianjin Pharmaceutical Company and is its Audit Committee Chairman. Mr. McCubbin was on the Board of Director’s of Redmile Entertainment until his resignation on March 1, 2008. Presently, Mr. McCubbin provides financial consulting services to Redmile Entertainment. Mr. McCubbin is a graduate of the University of Maryland with a Bachelor of Science Degree in Finance and a Masters Degree in International Management. Mr. McCubbin serves on the Board of Directors for a term of three years expiring at the 2008 Annual Meeting of Shareholders.

        James Ritter has served as a director since December 1999 and as Assistant Secretary since December 2002. Mr. Ritter is also the Chairman of the Compensation Committee and is a member of the Audit Committee and the Corporate Governance and Nominating Committee. Mr. Ritter is the retired Corporate Headquarters Chief Information Officer of Lockheed Martin Corporation. Prior to his retirement in February 2001, Mr. Ritter was employed at Lockheed Martin Corporation for over 32 years in various positions involving high level IT strategic planning and implementation, e-commerce development, integrated financial systems, and large-scale distributed systems. Mr. Ritter serves on the Board of Directors for a term of three years expiring at the 2009 Annual Meeting of Shareholders.

        Morton Taubman has served as a director since his appointment on March 10, 2006 to serve out the remaining term of G.W. Norman Wareham who resigned his position on March 7, 2006. Mr. Taubman is also the Chairman of the Audit Committee and is a member of the Compensation Committee and the Corporate Governance and Nominating Committee. Mr. Taubman is an attorney and certified public accountant with an expertise in corporate law, government contracting and international relations. Prior to forming his own law firm, Mr. Taubman was the senior vice president and general counsel to DIGICON Corporation, an IT and telecommunications company. Before joining DIGICON, he was a senior and executive partner at Ginsburg, Feldman and Bress, LLP an established Washington, D.C. firm that provided expertise in tax, telecommunications, litigation, federal regulatory issues, capital reformation, government contracting and international issues. Before that, he was a founding partner at a number of law firms, was the partner-in-charge of the Washington D.C. office of Laventhol & Harworth, a partner at Coopers & Lybrand and a special agent with the U.S. Treasury Department. Mr. Taubman has been an adjunct law professor for more than 15 years at Georgetown University and George Washington University. He presently also serves as special corporate counsel to Global Options Group, Inc. and Global Options, Inc., a company focusing on U.S. federal security services and as general counsel to Interior Systems, Inc. d/b/a ISI Professional Services, a United States federal contractor. He holds a bachelor’s degree in accounting from the University of Baltimore, a J.D. in Law from the University of Baltimore Law School and a Master of Law degree from Georgetown. Mr. Taubman serves on the Board of Directors for a term of three years expiring at the 2010 Annual Meeting of Shareholders.

3

        Ron Oxley has served as a director since his appointment on August 15, 2006. Mr. Oxley is also the Chairman of the Corporate Governance and Nominating Committee and is a member of the Company’s Compensation Committee. Mr. Oxley has had a distinguished career within the U.S. Federal Government and industry. His U.S. federal government career spanned almost 28 years with the Office of the Secretary of Defense and with the Departments of the Navy, Army and Air Force where he held various senior level executive positions. The last nine years of his federal career was at the Office of the Secretary of Defense where he monitored the development of the office’s defense-wide strategic vision and implementation plan for command, control, communications, intelligence, surveillance and reconnaissance. Subsequent to his U.S. federal government career he also successfully honed his business skills as a senior level executive with several prominent U.S. federal government contractors that included Litton/PRC, Emergent Information Technologies and L-3 Communications. Mr. Oxley currently serves as an executive vice president of ARC International Corporation. ARC specializes in providing domestic and international middle-market and emerging growth companies with a broad range of strategic advisory services. Prior to joining ARC in 2004, Mr. Oxley was president and general manager of L-3 Communications Analytics Corporation based in Vienna, Va. L-3 Communications is a provider of information technology solutions to both industry and government, primarily in the aerospace and defense arena. Mr. Oxley served in the same capacity at Emergent Information Technologies, Inc. prior to being acquired by L-3 Communications in November 2001. He came to Emergent in April 2000, from Litton/PRC Inc, where he was senior vice president of business development and marketing. Before joining Litton/PRC in 1996, Mr. Oxley spent more than 28 years in the U.S. federal government, during which he was awarded a series of Meritorious Service Awards and was nominated for a Presidential Executive Career Award in 1996. Mr. Oxley holds a top secret SCI clearance with life style polygraph. He holds a Master of Science degree in systems management from the University of Southern California and a Bachelor of Science degree in business administration from California State University. He served in the U.S. Army from 1966 to 1968, including a tour of duty in Vietnam. Mr. Oxley serves on the Board of Directors for a term of three years expiring at the 2010 Annual Meeting of Shareholders.

4

        Lieutenant (Ret.) General Otto Guenther, has served as a director since his appointment on August 15, 2007. General Guenther serves as a member of the Corporate Governance and Nominating Committee and Compensation Committee. He joins the board after a distinguished 34-year military career, including serving as the Army’s first chief information officer, followed by nearly a decade of exceptional leadership within the federal information technology industry. His key assignments included the following: commanding general for Fort Monmouth, NJ, and the Communications Electronics Command; program executive officer for the Army’s tactical communications equipment; project manager for the Tactical Automated Data Distribution System; and commander for the Defense Federal Acquisition Regulatory Council. General Guenther recently retired from Northrop Grumman Mission Systems, where he served as the Sector Vice President and General Manager of Tactical Systems Division. While there, he oversaw battlefield digitization, command and control, and system engineering activities for the U.S. Army. Under his leadership, the division grew to approximately 1,650 employees across several locations and completed over $700 million in acquisitions. Previously General Guenther was general manager of Computer Associates International’s Federal Systems Group, a $300 million operation providing IT products and services to the federal market area. Gen. Guenther was awarded several honors by the Army, including the Distinguished Service Medal, Legion of Merit (Oak Leaf Cluster), Defense Superior Service Medal (Oak Leaf Cluster), Joint Service Medal, and Army Commendation Medal. Recognized for his work within the industry, he also received several Armed Forces Communications and Electronics Association awards and was inducted into Government Computer News Hall of Fame. General Guenther received a bachelor’s degree in economics from Western Maryland College, now called McDaniel College, and a master’s degree in procurement and contracting from the Florida Institute of Technology. Shareholders will be asked to ratify the Board’s appointment of General Guenther at the 2008 Annual Meeting of Shareholders for a term expiring at the 2009 Annual Meeting of Shareholders.

        Major (Ret.) General Norwood has served as a director since his appointment on August 15, 2007. General Norwood is currently President and CEO of Norwood & Associates, Inc. of Tampa, Fla., which maintains extensive international and U.S. networks of government, military and private sector contacts while providing technical and strategic planning expertise to corporations pursuing defense-related opportunities. General Norwood previously served as Deputy Chief of Staff for the United Nations Command and United States Forces in Korea from 1995 to 1997. He also served as the U.S. member of the United Nations Command’s Military Armistice Commission responsible for crucial general officer level negotiations with North Korea. General Norwood served as Commander of the 35th Fighter Wing at Misawa Air Base in Japan in the early/mid-1990‘s, and earlier as Deputy Inspector General and Director of Inspections for the U.S. Air Force in Washington, D. C. Other key assignments included the following: senior leadership positions in F-16 fighter wings in Europe; War Reserve Material and Munitions Planning, Programming, and Budgeting expert at the Pentagon; and F-16 fighter squadron Commander and Operations Officer at Nellis Air Force Base in Nevada. Norwood also served two combat tours in Southeast Asia in A-1 and F-4 aircraft. General Norwood currently serves on the boards of directors of Airborne Tactical Advantage Company and Scalable Network Technologies. He is on the board of strategic advisors of AtHoc, Inc. Gen. Norwood received a bachelor’s degree in mathematics from San Diego State University and a master’s degree in business administration from Golden Gate University. He is a graduate of the National War College and Defense Language Institute. Shareholders will be asked to ratify the Board’s appointment of General Norwood at the 2008 Annual Meeting of Shareholders for a term expiring at the 2009 Annual Meeting of Shareholders.

5

        Mark Mirabile has served as Vice President and Chief Operations Officer of WidePoint since December 2001. From June 2000 to November 2001, Mr. Mirabile served as Vice President of Sales and Marketing. Prior to that time, from November 1992 to May 2000, Mr. Mirabile served as the Vice President of Eclipse Information Systems, Inc., a wholly-owned subsidiary of WidePoint. Mr. Mirabile was a co-founder of Eclipse Information Systems, Inc. prior to its acquisition by WidePoint in December 1998. Mr. Mirabile has over 20 years experience in IT at both the executive and technical levels. He has an Associates Degree in Applied Science-Accounting from Daley Community College in Chicago.

        Daniel Turissini has served as the Vice President and Chief Technology Officer of WidePoint since December 2005. Mr. Turissini has also served as the Chief Executive Officer of Operational Research Consultants, Inc. (“ORC”), a wholly-owned subsidiary, since our acquisition of ORC on October 25, 2004. Mr. Turissini was a founding partner of ORC in 1991 and served as ORC’s principle operating officer since its inception. An innovator in systems engineering and integration, Mr. Turissini has focused in the field of Information Assurance and Information Security while at ORC. While under his leadership, ORC has played a key systems integrator role for the DoD Public Key Infrastructure (PKI), the standard information assurance program being implemented across all branches of the DoD (a user community of approximately 36 million personnel, devices, and applications) and has been certified as the first of three certificate authorities for the Department of Defense’s External Certificate Authority (ECA) program and by the General Services Administration to provide Access Certificates for Electronic Services (ACES). From 1982 until 1991, Mr. Turissini held various systems engineering and acquisition management positions in support of the U.S. Federal Government with a variety of companies including Tracor Applied Sciences, Inc., National Technologies Associates, Inc., and Gibbs and Cox, Inc. From 1981 to 1982, Mr. Turissini served in the Merchant Marine on various vessels as Engineer and Mate. Mr. Turissini is a graduate of the United States Merchant Marine Academy with a Bachelor of Science Degree in Engineering and holds a Masters of Engineering Administration from The George Washington University.

        Mr. Kang has served at the President of WidePoint subsidiary iSYS LLC since it acquisition in January 2008. He founded the company in 1999 and has successfully managed the company as its President from its inception. Mr. Kang has over 20 years of professional experience in the Federal Government Information Technology Services field. Prior to starting iSYS, Mr. Kang was a Division Manager for Science Applications International Corporation (SAIC). His responsibilities included the Combined DNA Index System (CODIS), a marquee program for the FBI Laboratory Division. As the Engineering Manager for Northrop Grumman Corporation, Mr. Kang played a critical role in the successful management of the Defense Medical Information Systems/Systems Integration, Design Development, Operations and Maintenance Services (D/SIDDOMS) contract from its inception with zero revenues to a program of $190M in sales. He had management responsibility for all personnel and contract performance for the D/SIDDOMS contract for U.S. Health Affairs. Mr. Kang received a Bachelor and a Masters Degrees in Computer Science and Computer Systems Management from the University of Maryland.

6

        Our executive officers are elected by, and serve at the discretion of, the board of directors.

        There are no family relationships among any of our executive officers or directors.

Code of Ethics

        The Company’s Board of Directors has a code of ethics for the chief executive and principal financial and accounting officers. The Company has posted a copy of the code on its website located at www.widepoint.com.

Audit Committee

        The Company has an Audit Committee. The members of the Audit Committee are:

•	Morton S. Taubman (Chair)
•	James Ritter
•	George Norwood

        The Audit Committee met four times in 2007. The primary functions of this Committee are to: appoint (subject to shareholder approval), and be directly responsible for the compensation, retention and oversight of, the firm that will serve as independent accountants to audit our financial statements and to perform services related to the audit (including the resolution of disagreements between management and the independent accountants regarding financial reporting); review the scope and results of the audit with the independent accountants; review with management and the independent accountants, prior to the filing thereof, the annual and interim financial results (including Management’s Discussion and Analysis) to be included in Forms 10-K and 10-Q, respectively; consider the adequacy and effectiveness of our internal accounting controls and auditing procedures; review, approve and thereby establish procedures for the receipt, retention and treatment of complaints received by WidePoint regarding accounting, internal accounting controls or auditing matters and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; review and approve related person transactions in accordance with the policies and procedures of the Company; and consider the accountants’ independence and establish policies and procedures for pre-approval of all audit and non-audit services provided to WidePoint by the independent accountants who audit its financial statements. At each meeting, Committee members meet privately with representatives of Moss Adams LLP, our independent accountants, and with WidePoint’s Vice President and Chief Financial Officer. The Board has determined that Mr. Taubman, an independent director, satisfies the “accounting or related financial management expertise” requirements set forth in the AMEX Corporate Governance Rules, and has designated Mr. Taubman as the “audit committee financial expert”, as such term is defined by the SEC.

7

Nominating Committee

        There have been no material changes to the procedures by which security holders may recommend nominees to the Board of Directors.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s officers and directors, and persons who own more than 10% of a registered class of the Company’s equity securities, to file reports of securities ownership and changes in such ownership with the Securities and Exchange Commission. Statements of Changes in Beneficial Ownership of Securities on Form 4 are required to be filed before the end of the second business day following the day on which the change in beneficial ownership occurred. Based on a review of Forms 3 and 4 filed during 2007, Mr. Mirabile filed one Form 4 and Mr. Norwood and Guenther filed one Form 3, respectively, after the end of the second business day following the day on which a change in beneficial ownership occurred, with each Form 4 and Form 3 reporting one transaction.

ITEM 11.	EXECUTIVE COMPENSATION.

        The following table contains information about the Chief Executive Officer and the three other most highly paid executive officers whose total compensation earned during 2007 exceeded $100,000.

8

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(1)	Total ($)
Steve Komar	2007	40,000	--	--	--	--	--	7,200	47,200
Chief Executive	2006	40,000	--	--	--	--	--	7,200	47,200
Officer
James McCubbin	2007	119,000	--	--	--	--	--	6,000	125,000
Chief Financial	2006	119,000	--	--	--	--	--	6,000	125,000
Officer
Mark Mirabile	2007	119,000	--	--	--	--	--	6,000	125,000
Chief Operations	2006	119,000	--	--	--	--	--	6,000	125,000
Officer
Dan Turissini (2)	2007	225,000	50,000	--	--	--	--	--	275,000
Chief Technology	2006	225,000	--	--	--	--	--	--	225,000
Officer and Chief
Executive Officer
of ORC

(1) For Mr. Komar, represents a monthly home office and cell phone allowance of $600. For Mr. McCubbin, represents a monthly home office allowance of $500. For Mr. Mirabile, represents a monthly auto allowance of $500.
(2) For Mr. Turissini a bonus was paid in 2007 for the extension of his employment agreement for an additional two years.

        The following table sets forth information on outstanding warrants, options and stock awards held by the named executive officers at December 31, 2007, including the number of shares underlying both exercisable and unexercisable portions of each stock option and warrant, as well as the exercise price and expiration date of each outstanding option and warrant.

9

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expration Date
Steve L. Komar,	425,000	--	--	$0.07	7/7/2012
Chairman,
President & Chief	50,000	--	--	$0.09	4/24/2013
Executive Officer
	50,000	--	--	$0.13	12/31/2013
	1,333,333	--	--	$0.235	7/14/2009

James T. McCubbin,	1,000	--	--	$1.35	7/3/2010
Vice President,
Chief Financial	450,000	--	--	$0.17	1/2/2010
Officer, Secretary
and Treasurer	1,333,333	--	--	$0.235	7/14/2009

Mark Mirabile,	1,000	--	--	$1.35	7/3/2010
Chief Operations
Officer	415,000	--	--	$0.17	1/2/2011
	1,333,333	--	--	$0.235	7/14/09

Daniel Turissini,	470,000	--	--	$0.76	9/14/2015
Chief Technology
Officer and Chief
Executive Officer of
ORC

        There were no option grants or exercises made by the named executive officers in 2007.

10

Pension Benefits and Non-Qualified Deferred Compensation

        The Company does not maintain a defined benefit pension program nor does it maintain a non-qualified deferred compensation program.

Employment Agreements and Compensation Arrangements; Termination and Change in Control Provisions

        The following describes the terms of employment agreements between the Company and the named executive officers and sets forth information regarding potential payments upon termination of employment or a change in control of the Company.

        Mr. Komar. On July 1, 2002, we entered into an employment agreement with Steve Komar, our Chief Executive Officer and President. The employment agreement had an initial term expiring on July 1, 2003 with five renewable one-year options remaining. On July 1, 2006, the fourth of the one-year renewal options was exercised. The agreement provides for (1) a base salary of $40,000 per year, (2) a home office/automobile expense allowance of $500 per month to cover such expenses incurred in the pursuit of our business; (3) a phone allowance of $100 per month to cover such expenses incurred in the pursuit of our business; (4) >reimbursement for additional actual business expenses consistent with our existing policies that have been incurred for our benefit; (5) paid medical and other benefits consistent with our existing policies with respect to our key executives, as such policies may be amended from time to time in the future; and (6) performance incentive bonuses as may be granted annually at the discretion of the Compensation Committee of the Board of Directors.

        The employment agreement also contains termination and change of control provisions as a result of (a) Mr. Komar’s death or permanent disability which renders him unable to perform Employee’s duties hereunder (as determined by the Company in its good faith judgment), (b) by Mr. Komar’s resignation upon the expiration of the Employment Period, provided that Mr. Komar gives at least ninety (90) days prior written notice to the Company, (c) the termination of his employment at the convenience of the Board of Directors of the Company by unanimous consent (excluding the consent of Mr. Komar if Mr. Komar is also a director of the Company at that time) with at least ninety (90) days notice to be provided by the Company to Mr. Komar prior to the expiration of the Employment Period, (d) a change in control of more than 50% of the outstanding shares of the Company, (e) a sale or other disposition of a majority of the Company’s base IT Staff Augmentation business, (f) the insolvency of the Company, or (g) a termination by the Company for Cause. In the event Mr. Komar is not in breach of the employment agreement and the Employment Period is terminated prior to the expiration of the then current term, then in certain events, termination payments may become payable by the Company as set forth in more detail below. In the event of the death or permanent disability of Mr. Komar, $50,000 shall be paid to Mr. Komar or his estate and all granted but unvested stock options shall be immediately vested and the period of exercise extended for an additional two (2) years.

        In the event of Mr. Komar’s resignation, no termination payments or accelerated vesting of stock options shall occur. In the event of termination at the election of the Company, then $250,000 will be due and payable by the Company to Mr. Komar as a severance payment, which payment will be paid in twelve (12) equal installment payments of $20,833.33 each over the immediately subsequent 12 months following such date of termination and all awarded but unvested stock options shall be immediately vested and the period of exercise extended for the then remaining term of the option as provided under the option agreement. In the event of a termination occurring as a result of a change in control of more than 50% of the outstanding shares of the Company, then $250,000 will be payable by the Company to Mr. Komar as a severance payment, which payment will be paid in one lump-sum payment within thirty (30) days of the date of such termination and all awarded but unvested stock options shall be immediately vested and the period of exercise extended for the then remaining term of the option as provided under the option agreement. In the event of termination as a result of a sale or other disposition of a majority of the Company’s base IT Staff Augmentation business, then $250,000 will be payable by the Company to Mr. Komar as a severance payment, which payment will be paid in one lump-sum payment within thirty (30) days of the date of such termination and all awarded but unvested stock options shall be immediately vested and the period of exercise extended for the then remaining term of the option as provided under the option agreement. In the event of a change of control of more than 50% of the outstanding shares of the Company that allows for the continuance of employment under his agreement, then a $100,000 lump sum payment is immediately due to Mr. Komar, and any future payments under this agreement for termination as a result of a change of control greater than 50% of the outstanding shares of the Company or in the event of termination as a result of a sale or other disposition of a majority of the Company’s base IT Staff Augmentation business shall result in a $150,000 payment to Mr. Komar. In the event of the insolvency of the Company while Mr. Komar is employed by Company as Chief Executive Officer or similar position of control, then all obligations under this Agreement will immediately terminate except that the Company shall pay to Mr. Komar a termination payment of $50,000.00 on such date of termination of employment and no further compensation or other payments beyond the insolvency date will be due or payable to Mr. Komar by the Company. In the event of a termination for Cause, no payments will be due or payable by the Company to Mr. Komar. Cause shall mean (i) the repeated failure or refusal of Mr. Komar to follow the lawful directives of the Company or its designee (except due to sickness, injury or disabilities), (ii) gross inattention to duty or any other willful, reckless or grossly negligent act (or omission to act) by Mr. Komar, which, in the good faith judgment of the Company, materially injures the Company, including the repeated failure to follow the policies and procedures of the Company, (iii) a material breach of this Agreement by Mr. Komar which is not cured within a 60 day period following formal notification by the Company, or (iv) the commission by Mr. Komar of an act of financial dishonesty against the Company that results in the conviction of a felony.

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        Mr. McCubbin. On July 1, 2002, we entered into an employment agreement with James McCubbin, our Chief Financial Officer. The employment agreement had an initial term expiring on July 1, 2003 with five renewable one-year options remaining. On July 1, 2006, the fourth of the one-year renewal options was exercised. The agreement provides for (1) a base salary of $119,000 per year, (2) a home office/automobile expense allowance of $500 per month to cover such expenses incurred in the pursuit of our business; (3) reimbursement for additional actual business expenses consistent with our existing policies that have been incurred for our benefit; (4) paid medical and other benefits consistent with our existing policies with respect to our key executives, as such policies may be amended from time to time in the future; and (5) performance incentive bonuses as may be granted annually at the discretion of the Compensation Committee of the Board of Directors.

        The employment agreement also contained termination and change of control provisions as a result of (a) Mr. McCubbin’s death or permanent disability which renders Mr. McCubbin unable to perform his duties hereunder (as determined by the Company in its good faith judgment), (b) Mr. McCubbin’s resignation upon the expiration of the Employment Period, provided that Mr. McCubbin gives at least ninety (90) days prior written notice to the Company, (c) the termination of his employment at the convenience of the Board of Directors of the Company by unanimous consent (excluding the consent of Mr. McCubbin if he is also a director of the Company at that time) with at least ninety (90) days notice to be provided by the Company to Mr. McCubbin prior to the expiration of the Employment Period, (d) a change in control of more than 50% of the outstanding shares of the Company, (e) a sale or other disposition of a majority of the Company’s base IT Staff Augmentation business, (f) the insolvency of the Company, or (g) a termination by the Company for Cause.

        In the event Mr. McCubbin is not in breach of this Agreement and the Employment Period is terminated prior to the expiration of the then current term, then in certain events as described below, termination payments may become payable by the Company. In the event of the death or permanent disability of Mr. McCubbin, $50,000 shall be paid to Mr. McCubbin or his estate and all granted but unvested stock options shall be immediately vested and the period of exercise extended for an additional two (2) years. In the event of Mr. McCubbin’s resignation, no termination payments or accelerated vesting of stock options shall occur. In the event of termination at the election of the Company, then $125,000 will be due and payable by the Company to Mr. McCubbin as a severance payment, which payment will be paid in twelve (12) equal installment payments of $10,416.66 each over the immediately subsequent 12 months following such date of termination and all awarded but unvested stock options shall be immediately vested and the period of exercise extended for the then remaining term of the option as provided under the option agreement. In the event of a termination occurring as a result of a change in control of more than 50% of the outstanding shares of the Company, then $250,000 will be payable by the Company to Mr. McCubbin as a severance payment, which payment will be paid in one lump-sum payment within thirty (30) days of the date of such termination and all awarded but unvested stock options shall be immediately vested and the period of exercise extended for the then remaining term of the option as provided under the option agreement. In the event of termination as a result of a sale or other disposition of a majority of the Company’s base IT Staff Augmentation business, then $250,000 will be payable by the Company to Mr. McCubbin as a severance payment, which payment will be paid in one lump-sum payment within thirty (30) days of the date of such termination and all awarded but unvested stock options shall be immediately vested and the period of exercise extended for the then remaining term of the option as provided under the option agreement. In the event of a change of control of more than 50% of the outstanding shares of the Company that allows for the continuance of employment under this agreement, then a $100,000 lump sum payment is immediately due to Mr. McCubbin, and any future payments under this agreement for termination as a result of a change of control greater than 50% of the outstanding shares of the Company or in the event of termination as a result of a sale or other disposition of a majority of the Company’s base IT Staff Augmentation business shall result in a $150,000 payment to Mr. McCubbin. In the event of the insolvency of the Company while Mr. McCubbin is employed by Company as Chief Financial Officer or similar position of control, then all obligations under this Agreement will immediately terminate except that the Company shall pay to Mr. McCubbin a termination payment of $50,000 on such date of termination of employment and no further compensation or other payments beyond the insolvency date will be due or payable to Mr. McCubbin by the Company. In the event of a termination for Cause, no payments will be due or payable by the Company to Mr. McCubbin. Cause shall mean (i) the repeated failure or refusal of Mr. McCubbin to follow the lawful directives of the Company or its designee (except due to sickness, injury or disabilities), (ii) gross inattention to duty or any other willful, reckless or grossly negligent act (or omission to act) of Mr. McCubbin, which, in the good faith judgment of the Company, materially injures the Company, including the repeated failure to follow the policies and procedures of the Company, (iii) a material breach of this Agreement by Mr. McCubbin which is not cured by Employee within a 60 day period following formal notification by the Company, or (iv) the commission by Mr. McCubbin of an act of financial dishonesty against the Company that results in the conviction of a felony.

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        Mr. Mirabile. On July 1, 2002, we entered into an employment agreement with Mark Mirabile, our Chief Operations Officer. The employment agreement had an initial term expiring on July 1, 2003 with five renewable one-year options remaining. On July 1, 2006, the fourth of the one-year renewal options was exercised. The agreement provides for (1) a base salary of $119,000 per year, (2) a home office/automobile expense allowance of $500 per month to cover such expenses incurred in the pursuit of our business; (3) reimbursement for additional actual business expenses consistent with our existing policies that have been incurred for our benefit; (4) paid medical and other benefits consistent with our existing policies with respect to our key executives, as such policies may be amended from time to time in the future; and (5) performance incentive bonuses as may be granted annually at the discretion of the Compensation Committee of the Board of Directors.

        The employment agreement also contained termination and change of control provisions as a result of (a) Mr. Mirabile’s death or permanent disability which renders Mr. Mirabile unable to perform his duties hereunder (as determined by the Company in its good faith judgment), (b) his resignation upon the expiration of the Employment Period, provided that the he gives at least ninety (90) days prior written notice to the Company, (c) the termination of his employment at the convenience of the Board of Directors of the Company by unanimous consent (excluding the consent of Mr. Mirabile if he is also a director of the Company at that time) with at least ninety (90) days notice to be provided by the Company to Mr. Mirabile prior to the expiration of the Employment Period, (d) a change in control of more than 50% of the outstanding shares of the Company, (e) a sale or other disposition of a majority of the Company’s base IT Staff Augmentation business, (f) the insolvency of the Company, or (g) a termination by the Company for Cause. In the event Mr. Mirabile is not in breach of this Agreement and the Employment Period is terminated prior to the expiration of the then current term, then in certain events as described below, termination payments may become payable by the Company. In the event of the death or permanent disability of Mr. Mirabile, $50,000 shall be paid to Mr. Mirabile or his estate and all granted but unvested stock options shall be immediately vested and the period of exercise extended for an additional two (2) years. In the event of Mr. Mirabile’s resignation, no termination payments or accelerated vesting of stock options shall occur. In the event of termination at the election of the Company, then $125,000 will be due and payable by the Company to Mr. Mirabile as a severance payment, which payment will be paid in twelve (12) equal installment payments of $10,416.66 each over the immediately subsequent 12 months following such date of termination and all awarded but unvested stock options shall be immediately vested and the period of exercise extended for the then remaining term of the option as provided under the option agreement. In the event of a termination occurring as a result of a change in control of more than 50% of the outstanding shares of the Company, then $250,000 will be payable by the Company to Mr. Mirabile as a severance payment, which payment will be paid in one lump-sum payment within thirty (30) days of the date of such termination and all awarded but unvested stock options shall be immediately vested and the period of exercise extended for the then remaining term of the option as provided under the option agreement. In the event of termination as a result of a sale or other disposition of a majority of the Company’s base IT Staff Augmentation business, then $250,000 will be payable by the Company to Mr. Mirabile as a severance payment, which payment will be paid in one lump-sum payment within thirty (30) days of the date of such termination and all awarded but unvested stock options shall be immediately vested and the period of exercise extended for the then remaining term of the option as provided under the option agreement. In the event of a change of control of more than 50% of the outstanding shares of the Company that allows for the continuance of employment under this agreement, then a $100,000 lump sum payment is immediately due to Mr. Mirabile, and any future payments under this agreement for termination as a result of a change of control greater than 50% of the outstanding shares of the Company or in the event of termination as a result of a sale or other disposition of a majority of the Company’s base IT Staff Augmentation business shall result in a $150,000 payment to Mr. Mirabile. In the event of the insolvency of the Company while Mr. Mirabile is employed by the Company as Chief Operations Officer or similar position of control, then all obligations under this Agreement will immediately terminate except that the Company shall pay to Mr. Mirabile a termination payment of $50,000.00 on such date of termination of employment and no further compensation or other payments beyond the insolvency date will be due or payable to Mr. Mirabile by the Company. In the event of a termination for Cause, no payments will be due or payable by the Company to Mr. Mirabile. Cause shall mean (i) the repeated failure or refusal of Mr. Mirabile to follow the lawful directives of the Company or its designee (except due to sickness, injury or disabilities), (ii) gross inattention to duty or any other willful, reckless or grossly negligent act (or omission to act) by Mr. Mirabile, which, in the good faith judgment of the Company, materially injures the Company, including the repeated failure to follow the policies and procedures of the Company, (iii) a material breach of this Agreement by Mr. Mirabile which is not cured within a 60 day period following formal notification by the Company, or (iv) the commission by Mr. Mirabile of an act of financial dishonesty against the Company that results in the conviction of a felony.

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        Mr. Turissini. On October 24, 2004, the Company entered into an employment agreement with Daniel Turissini, our Chief Technology Officer and the Chief Executive Officer of our wholly owned subsidiary, Operational Research Consultants, Inc. (“ORC”). The employment agreement had an initial term expiring on October 25, 2006. On October 25, 2006 the Company entered into an addendum to the employment agreement that provided that Mr. Turissini’s employment agreement shall be annually renewable through October 31, 2009. The agreement provides for (1) a base salary of $225,000 per year, (2) reimbursement for additional actual business expenses consistent with our existing policies that have been incurred for our benefit; (3) paid medical and other benefits consistent with our existing policies with respect to our key executives, as such policies may be amended from time to time in the future; and (4) performance incentive bonuses as may be granted annually at the discretion of the Compensation Committee of the Board of Directors.

        The agreement also contains a termination provision. His employment period will continue from the date his agreement on October 24, 2004 unless terminated earlier by (a) Mr. Turissini’s death or permanent disability which renders the him unable to perform his duties hereunder (as determined by the Company and WidePoint in their good faith judgment), (b) Mr. Turissini’s resignation, commencing from and after the third anniversary date of this Agreement, upon prior written notice to ORC and WidePoint of ninety (90) days before the annual anniversary date of this Agreement, or (c) ORC and/or WidePoint for Cause. Cause shall mean (i) the repeated failure or refusal of Mr. Turissini to follow the lawful directives of ORC, WidePoint or their designee (except due to sickness, injury or disabilities), after prior notice to Mr. Turissini and a reasonable opportunity to cure by Mr. Turissini of up to thirty (30) days, (ii) gross inattention to duty or any other willful, reckless or grossly negligent act (or omission to act) by Mr. Turissini, which, in the good faith judgment of ORC and WidePoint, materially injures ORC or WidePoint, including the repeated failure to follow the policies and procedures of ORC or WidePoint, after prior notice to Mr. Turissini and a reasonable opportunity to cure by Mr. Turissini of up to thirty (30) days, (iii) a material breach of this Agreement by Mr. Turissini, after prior notice to Mr. Turissini and a reasonable opportunity to cure by Mr. Turissini of up to thirty (30) days, (iv) the commission by Mr. Turissini of a felony or other crime involving moral turpitude or the commission by Mr. Turissini of an act of financial dishonesty against ORC or WidePoint or (v) a proper business purpose of ORC or WidePoint, which shall be limited only to a decrease in the staffing of the office in which Mr. Turissini is working or the elimination of the position filled by Mr. Turissini as a result of a material decrease in revenues and/or profits at the office in which Mr. Turissini is working, but with other cost cutting measures and the termination of other employees at such office being first considered and instituted as determined in the sole judgment of ORC and WidePoint prior to the termination of Mr. Turissini; provided, however, that in the event ORC terminates Mr. Turissini under this subparagraph (v), then (I) the scope of the non-compete under Paragraph 5 shall be limited to the products and services offered by ORC as of the termination of Mr. Turissini under subparagraph (v) and (II) ORC shall pay to Mr. Turissini the lesser of (A) Mr. Turissini’s salary and benefits each month for the six (6) month period immediately following such termination under subparagraph (v) or (B) in the event less than six (6) months remains in the then current term of Mr. Turissini’s employment with ORC, then Mr. Turissini shall receive his salary and benefits each month for such lesser remaining period of time.

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        Mr. Turissini’s employment agreement further provides that for one year following the termination of Mr. Turissini’s agreement as a result of his resignation or a termination by ORC or the Company for cause, Mr. Turissini will not own, manage, control, participate in, consult with, advertise on behalf of, render services for or in any manner engage in any competitive business of soliciting or providing any computer, technology, information technology, consulting or any other services and/or products of any type whatsoever to any federal, state and/or local governments and/or to any existing or targeted customers or clients of ORC and/or WidePoint; nor shall Mr. Turissini attempt to influence any then existing or targeted customers, clients or suppliers of ORC or WidePoint to curtail any business they are currently, or in the last 36 months have been, transacting with ORC or WidePoint. In the event that Mr. Turissini is terminated due to a decrease in the staffing of the office in which Mr. Turissini is working or the elimination of the position filled by Mr. Turissini, the non-compete obligations set forth above shall be limited to products and services offered by ORC at the time of termination. Furthermore, during such period, Mr. Turissini shall not, without ORC’s or WidePoint’s prior written consent, knowingly solicit or encourage any existing employee or recruit to leave or discourage their employment with ORC or WidePoint.

Director Compensation

        Directors who are not also officers or employees receive an annual fee of $12,000. The following table sets forth director compensation for fees paid and stock option compensation expense recognized by the Company in 2007:

Director Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	All Other Compensation ($)	Total ($)
James Ritter	12,000	--	--	12,000
Ronald Oxley	12,000	--	--	12,000
Morton Taubman	12,000	--	--	12,000
George Norwood (2)	6,000	$19,114	--	25,114
Otto Guenther (2)	6,000	$19,114	--	25,144

(1) The amounts set forth in this column represents compensation expense as determined by the Black-Scholes calculation recognized by the Company in 2007 with respect to the options grants to Mr. Norwood and Mr. Guenther in 2007. Reference is made to Note X to our financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2007 with respect to the calculation of such expense. The aggregate number of shares subject to outstanding options held by each director as of December 31, 2007 is as follows: Mr. Ritter 50,000; Mr. Oxley 62,000; and Mr. Taubman 62,000, General Norwood 62,000, and General Guenther 62,000.
(2) General’s Norwood and Guenther were appointed to the Board of Directors in August of 2007.

ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

        The following table sets forth information as to those holders (other than officers and directors) known to WidePoint to be the beneficial owners of more than 5% of the outstanding shares of Common Stock as of April 27, 2008.

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Security Ownership of Certain Beneficial Owners (Greater than 5% Holders)

Names and Complete Mailing Address	Number of Shares	Percent of Common Stock Outstanding
Capital Group International, Inc.	6,902,960	12.8% (1)
and Capital Guardian Trust Company
11100 Santa Monica Blvd
Los Angeles, CA 90025
Citigroup Inc., Citigroup Global Markets, Inc.,	4,997,500	9.3% (2)
Citigroup Financial Products Inc,
and Citigroup Global Markets Holdings Inc.
388 Greenwich Street
New York, NY 10013

(1) Capital Group International, Inc and Capital Guardian Trust Company has sole voting power in respect to 5,009,010 shares listed above; no shared voting power in respect to the shares listed above; sole dispositive power in respect to 6,902,960 shares; and no shared dispositive power in respect of all the shares listed above.
(2) Citigroup Inc, Citigroup Global Markets, Citigroup Financial Products Inc., and Citigroup Global Markets Holdings Inc. has no sole voting power in respect to the shares listed above; has shared voting power over 4,997,500 shares in respect to the shares listed above; no sole dispositive power in respect to the shares listed above; and shared dispositive power in respect of all the shares listed above.

        The following table sets forth the number of shares of our Common Stock beneficially owned as of April 27, 2007 with respect to the beneficial ownership of Common Stock by each director, director nominee, and each executive officer named in the Summary Compensation Table herein. In general, “beneficial ownership” includes those shares a director or executive officer has the power to vote or transfer, except as otherwise noted, and shares underlying warrants and stock options that are exercisable currently or within 60 days.

Security Ownership of Directors and Executive Officers

Directors, Nominees and Executive Officers	Shares of Common Stock (1)	Number of Percent of Outstanding Common Stock (1)
Steve Komar (2)	2,658,333	4.9%
Morton Taubman (3)	62,000	0.1%
James McCubbin (4)	2,599,333	4.8%
James Ritter (5)	58,000	0.1%
Mark Mirabile (6)	2,699,333	4.9%
Daniel Turissini (7)	1,299,611	2.4%
Ronald Oxley (8)	60,000	0.1%
Jin Kang (9)	1,815,000	3.4%
Otto Guenther (10)	33,000	0.1%
George Norwood (11)	33,000	0.1%
All directors and
officers as a group
(10 persons) (12)	11,267,610	20.8%

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(1) Assumes in the case of each shareholder listed in the above list that all warrants or options held by such shareholder that are exercisable currently or within 60 days were fully exercised by such shareholder, without the exercise of any warrants or options held by any other shareholders.

(2) Includes (i) 800,000 shares of Common Stock purchased by Mr. Komar on July 8, 2002 in a private transaction without registration under the Securities Act of 1933, pursuant to the private offering exemption under Section 4(2) thereof, (ii) 425,000 shares of Common Stock that may be purchased by Mr. Komar at a price of $0.07 per share until July 7, 2012, pursuant to a stock option grant to him on January 7, 2002, (iii) 50,000 shares of Common Stock at an exercise price of $0.09 per share through April 24, 2013 pursuant to a stock option granted to him on April 24, 2003, (iv) 50,000 shares of Common Stock at an exercise price of $0.13 per share through December 31, 2013 pursuant to a stock option granted to him on December 31, 2003, with all such shares fully vested as of December 31, 2004, and (v) 1,333,333 shares of Common Stock at an exercise price of $0.235 per share through July 14, 2009 pursuant to a warrant granted to him on July 14, 2004, with all such shares fully vested as of December 31, 2005.

(3) Includes (i) 12,000 shares of Common Stock that may be purchased by Mr. Taubman at a price of $2.70 per share until March 10, 2016, pursuant to a stock option granted to him on March 10, 2006 under the Directors Plan, with 8,000 shares vested on March 10, 2006, 2,000 shares vested on March 10, 2007, and 2,000 shares vested on March 10, 2008 and (ii) 50,000 shares of Common Stock that may be purchased by him at a price of $2.70 per share through March 10, 2016, under an option granted on March 10, 2006, with 25,000 such shares fully vested on March 10, 2006 and 25,000 such shares fully vested on December 31, 2006.

17

(4) Includes (i) 815,000 shares of Common Stock purchased by Mr. McCubbin on July 8, 2002 in a private transaction without registration under the Securities Act of 1933, pursuant to the private offering exemption under Section 4(2) thereof, (ii) 450,000 shares of Common Stock that may be purchased by Mr. McCubbin at a price of $0.17 per share until January 2, 2011, pursuant to a stock option grant to him on January 2, 2001, (iii) 1,000 shares of Common stock that may be purchased by Mr. McCubbin at a price of $1.35 per share until July 3, 2010, pursuant to a stock option granted to him on July 3, 2000, and (iv) 1,333,333 shares of Common Stock at an exercise price of $0.235 per share through July 14, 2009 pursuant to a warrant granted to him on July 14, 2004.

(5) Includes (i) 8,000 shares of Common Stock owned directly by Mr. Ritter, and (ii) 50,000 shares of Common Stock that may be purchased by him at a price of $0.13 per share through December 31, 2013, under an option granted on December 31, 2003.

(6) Includes (i) 830,000 shares of Common Stock purchased by Mr. Mirabile on July 8, 2002 in a private transaction without registration under the Securities Act of 1933, pursuant to the private offering exemption under Section 4(2) thereof, (ii) 70,000 shares of Common Stock issued to Mr. Mirabile in December 1998 in connection with our prior acquisition of Eclipse, (iii) 415,000 shares of Common Stock that may be purchased by Mr. Mirabile at a price of $0.17 per share until January 2, 2011, pursuant to a stock option grant to him on January 2, 2001, (iv) 1,000 shares of Common Stock that may be purchased by Mr. Mirabile at a price of $1.35 per share until July 3, 2010, pursuant to a stock option granted to him on July 3, 2000, and (v) 1,333,333 shares of Common Stock at an exercise price of $0.235 per share through July 14, 2009 pursuant to a warrant granted to him on July 14, 2004.

(7) Includes (i) 825,000 shares of Common Stock issued to Mr. Turissini in connection with the Company’s acquisition in October 2004 of Operational Research Consultants, Inc., (ii) 470,000 shares of Common Stock that may be purchased by Mr. Turissini at a price of $0.76 per share until September 14, 2015, pursuant to a stock option grant to him on September 14, 2005, and (iii) 4,611 shares of restricted Common Stock privately issued to Mr. Turissini by the Company as a result of a stock award earned in 2005 and paid to him on in 2006.

(8) Includes (i) 10,000 shares of Common Stock that may be purchased by Mr. Oxley at a price of $2.80 per share until August 16, 2016, pursuant to a stock option granted to him on August 16, 2006 under the Directors Plan, and (ii) 50,000 shares of Common Stock that may be purchased by him at a price of $2.80 per share through August 16, 2016, under an option granted on August 16, 2006, with 25,000 shares vested on August 16, 2006 and 25,000 shares vested on December 31, 2006. Does not include 2,000 shares that may be purchased by Mr. Oxley at a price of $2.80 per share until August 16, 2016, pursuant to a stock option granted to him on August 16, 2006 under the Directors Plan that vest on August 16, 2008.

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(9) Includes (i) 1,500,000 shares of Common Stock issued to Mr. Kang in January 2008 in connection with our acquisition of iSYS and (ii) 315,000 shares of Common Stock that may be purchased by him at a price of $0.85 per share through January 14, 2013, under an option granted on January 4, 2008, with all of those shares vested on April 4, 2008.

(10) Includes (i) 8,000 shares of Common Stock that may be purchased by Mr. Guenther at a price of $0.93 per share until August 14, 2017, pursuant to a stock option granted to him on August 15, 2007 under the Directors Plan, and (ii) 25,000 shares of Common Stock that may be purchased by him at a price of $0.93 per share through August 14, 2017, under an option granted on August 15, 2007, with 25,000 shares vested on August 15, 2007. Does not include (i) 4,000 shares that may be purchased by Mr. Guenther at a price of 0.93 per share until August 15, 2017, pursuant to a stock option granted to him on August 15, 2007 under the Directors Plan that vest 2,000 common shares on August 15, 2008 and 2,000 common shares on August 15, 2009 and (ii) 25,000 shares that may be purchased by Mr. Guenther at a price of $0.93 per share until August 15, 2017, pursuant to a stock option grant to him on August 15, 2007 that vest 25,000 shares on August 15, 2008.

(11) Includes (i) 8,000 shares of Common Stock that may be purchased by Mr. Norwood at a price of $0.93 per share until August 14, 2017, pursuant to a stock option granted to him on August 15, 2007 under the Directors Plan, and (ii) 25,000 shares of Common Stock that may be purchased by him at a price of $0.93 per share through August 14, 2017, under an option granted on August 15, 2007, with 25,000 shares vested on August 15, 2007. Does not include (i) 4,000 shares that may be purchased by Mr. Norwood at a price of 0.93 per share until August 15, 2017, pursuant to a stock option granted to him on August 15, 2007 under the Directors Plan that vest 2,000 common shares on August 15, 2008 and 2,000 common shares on August 15, 2009

(12) Includes the shares referred to as included in notes (2), (3), (4), (5), (6), (7), (8), (9), (10), and (11), above.

        The following table sets forth information as of December 31, 2007, with respect to the Company’s compensation plans under which its Common Stock is authorized for issuance:

	(a)	(b)	(c)
	Number of securities to be issued upon exercise of outstanding options, warrants, and rights	Weighted average exercise price of outstanding options, warrants, and rights	Number of securities remaining available for future issuance (excluding securities reflected in column (a))
Equity Compensation Plans:
Approved by security holders	3,085,212	$0.53	6,010,638
Not approved by security holders	4,091,045	$0.25	- 0 -
Total	7,176,257	$0.37	6,010,638

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ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

        A related person transaction is a consummated or currently proposed transaction in which we were or are to be a participant and the amount involved exceeds $120,000, and in which a related person (i.e., any director or executive officer or nominee for director, or any member of the immediate family of such person) has or will have a direct or indirect material interest. The Company was not a participant in any related person transactions since the beginning of the Company’s last fiscal year and no such transactions are currently proposed with the exception that the Company in January 2008 completed the closing of the acquisition of all the issued and outstanding membership interests of iSYS from Mr. Jin Kang, the sole owner-member of iSYS, pursuant to the terms of a Membership Interest Purchase Agreement, dated as of January 2, 2008, between the Company, iSYS, and Jin Kang. Mr. Kang presently serves at the President of iSYS, LLC. Pursuant to the terms of the Membership Interest Purchase Agreement, the Company paid Jin Kang the following consideration at the closing: (i) $5,000,000 in cash, (ii) $2,000,000 principal amount in an Installment Cash Promissory Note, which bears simple annual interest at the initial rate of 7% through December 31, 2008, and thereafter the simple interest rate will increase to 10% from January 1, 2009 through the date of maturity, which will be on the earlier of either April 1, 2009 or the filing by the Company of its Annual Report on Form 10-K for the year ending December 31, 2008, and (iii) the issuance of 1,500,000 shares of Company common stock. The Company also issued an additional 3,000,000 shares of Company common stock in the name of Jin Kang, which shares were delivered into escrow to be held subject to the satisfaction of certain earnout provisions under the Membership Interest Purchase Agreement, and which shares are subject to return to the Company in the event such earnout provisions are not achieved under the terms of the Membership Interest Purchase Agreement. Under the terms of the Membership Interest Purchase Agreement, Jin Kang also entered into an Employment and Non-Compete Agreement, dated as of January 4, 2008.

        The Company’s Corporate Governance Guidelines state that the “Board intends that, at all times, a substantial majority of its directors will be considered independent under relevant AMEX and SEC guidelines.” The Corporate Governance and Nominating Committee conducts an annual review of the independence of the members of the Board and its Committees and reports its findings to the full Board. Based on the report and recommendation of the Corporate Governance Committee, the Board has determined that each of the non-employee directors and nominees—Messrs. Taubman, Ritter, Oxley, Norwood, and Guenther—satisfies the independence criteria (including the enhanced criteria with respect to members of the Audit Committee with the exception of Oxley) set forth in the applicable AMEX listing standards and SEC rules. Each Board Committee consists entirely of independent, non-employee directors.

        For a director to be considered independent, the Board must determine that the director does not have any direct or indirect material relationships (including vendor, supplier, consulting, legal, banking, accounting, charitable and family relationships) with WidePoint, other than as a director and shareholder. AMEX listing standards also impose certain per se bars to independence, which are based upon a director’s relationships with WidePoint currently and during the three years preceding the Board’s determination of independence.

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        The Board considered all relevant facts and circumstances in making its determinations, including the following:

•	No non-employee director receives any direct compensation from WidePoint other than under the director compensation program described in this proxy statement.

•	No immediate family member (within the meaning of the AMEX listing standards) of any non-employee director is an employee of WidePoint or otherwise receives direct compensation from WidePoint.

•	No non-employee director (or any of their respective immediate family members) is affiliated with or employed in a professional capacity by WidePoint’s independent accountants.

•	No non-employee director is a member, partner, or principal of any law firm, accounting firm or investment banking firm that receives any consulting, advisory or other fees from WidePoint.

•	No WidePoint executive officer is on the compensation committee of the board of directors of a company that employs any of our non-employee directors (or any of their respective immediate family members) as an executive officer.

•	No non-employee director (or any of their respective immediate family members) is indebted to WidePoint, nor is WidePoint indebted to any non-employee director (or any of their respective immediate family members).

•	No non-employee director serves as an executive officer of a charitable or other tax-exempt organization that received contributions from WidePoint.

        Non-management members of the Board of Directors conduct at least two regularly-scheduled meetings per year without members of management being present. Mr. Ritter serves as the presiding director of such meetings. Following an executive session of non-employee directors, the presiding director may act as a liaison between the non-employee directors and the Chairman, provide the Chairman with input regarding agenda items for Board and Committee meetings, and coordinate with the Chairman regarding information to be provided to the non-employee directors in performing their duties.

ITEM 14.	PRINCIPAL ACCOUNTING FEES AND SERVICES.

Audit Fees

The Company paid Moss Adams approximately $94,000 in audit and review fees for fiscal year 2007. The Company paid Grant Thornton LLP approximately $69,000 in audit and review fees for fiscal year 2006. The Company paid Epstein, Weber & Conover, PLC approximately $63,000 plus expenses for the audit and review fees associated with the Company’s 2006 audit. The Company will pay Moss Adams LLP in 2008 approximately $40,000 in audit and review fees for work associated with the Company’s fiscal year 2007 audit. The Company did not pay Moss Adams LLP any audit and review fees in fiscal year 2006.

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Audit-Related Fees

The Company did not pay Moss Adams LLP, Epstein, Weber & Conover PLC, or Grant Thornton LLP any audit-related fees for fiscal year 2007 or 2006.

Tax Fees

The Company did not pay Moss Adams LLP, , Epstein, Weber & Conover PLC, or Grant Thornton LLP any tax fees for fiscal year 2007 or 2006.

All Other Fees

The Company did not pay Moss Adams LLP, Epstein, Weber & Conover PLC, or Grant Thornton LLP any nonaudit fees for fiscal year 2007 or 2006.

Audit Committee Policies and Procedures For Pre-Approval of Independent Auditor Services

        The following describes the Audit Committee’s policies and procedures regarding pre-approval of the engagement of the Company’s independent auditor to perform audit as well as permissible non-audit services for the Company.

        For audit services, the independent auditor will provide the Committee with an engagement letter during the March-May quarter of each year outlining the scope of the audit services proposed to be performed in connection with the audit of the current fiscal year. If agreed to by the Committee, the engagement letter will be formally accepted by the Committee at an Audit Committee meeting held as practicably as possible following receipt of the engagement letter. The independent auditor will submit to the Committee for approval an audit services fee proposal after acceptance of the engagement letter.

        For non-audit services, Company management may submit to the Committee for approval (during May through September of each fiscal year) the list of non-audit services that it recommends the committee engage the independent auditor to provide for the fiscal year. The list of services must be detailed as to the particular service and may not call for broad categorical approvals. Company management and the independent auditor will each confirm to the Audit Committee that each non-audit service on the list is permissible under all applicable legal requirements. In addition to the list of planned non-audit services, a budget estimating non-audit service spending for the fiscal year may be provided. The Committee will consider for approval both the list of permissible non-audit services and the budget for such services. The Committee will be informed routinely as to the non-audit services actually provided by the independent auditor pursuant to this pre-approval process.

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        To ensure prompt handling of unexpected matters, the Audit Committee delegates to its Chairperson the authority to amend or modify the list of approved permissible non-audit services and fees. The Chairperson will report any action taken pursuant to this delegation to the Committee at its next meeting.

        All audit and non-audit services provided to the Company are required to be pre-approved by the Committee. The Chief Financial Officer of the Company will be responsible for tracking all independent auditor fees against the budget for such services and report at least annually to the Audit Committee.

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Part IV.

ITEM 15.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(b)	Exhibits: The following exhibits are filed herewith or incorporated herein by reference:

EXHIBIT NO.	DESCRIPTION

3.1	Amended and Restated Certificate of Incorporation of WidePoint Corporation. (Incorporated herein by reference to Exhibit A to the Registrant’s Definitive Proxy Statement, as filed on December 27, 2004.)

3.2	Bylaws of ZMAX Corporation. (Incorporated herein by reference to Exhibit 3.6 to the Registrant’s Registration Statement on Form S-4 (File No. 333-29833).)

4.1	Certificate Of Designations, Rights And Preferences Of The Series A Convertible Preferred Stock between WidePoint Corporation and Barron Partners LP (Incorporated herein by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K/A filed on November 2, 2004.)

10.1	Employment Agreement between WidePoint Corporation and Steve Komar, dated July 1, 2002.* (Incorporated herein by reference to Exhibit 10.26 to Registrant’s Report of Form 10Q, as filed on August 15, 2002 (File No. 000-23967))

10.2	Employment Agreement between WidePoint Corporation and James McCubbin, dated July 1, 2002.* (Incorporated herein by reference to Exhibit 10.26 to Registrant’s Report of Form 10Q, as filed on August 15, 2002 (File No. 000-23967))

10.3	Employment Agreement between WidePoint Corporation and Mark Mirabile, dated July 1, 2002.* (Incorporated herein by reference to Exhibit 10.26 to Registrant’s Report of Form 10Q, as filed on August 15, 2002 (File No. 000-23967))

10.4	Preferred Stock Purchase Agreement Between WidePoint Corporation and Barron Partners LP. (Incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K/A filed on November 2, 2004.)

10.5	Common Stock Purchase Warrant between WidePoint Corporation and Barron Partners LP. (Incorporated herein by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K/A filed on November 2, 2004.)

* Management contract or compensatory plan.

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10.6	Registration Rights Agreement between WidePoint Corporation and Barron Partners LP. (Incorporated herein by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K/A filed on November 2, 2004.)

10.7	Stock Purchase Agreement between WidePoint Corporation, Operational Research Consultants, Inc. (Incorporated herein by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K/A filed on November 2, 2004.)

10.8	Master Amendment between WidePoint Corporation and Barron Partners L.P. (Incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on November 11, 2004.)

10.9	Loan and Security Agreement, dated as of October 22, 2004, by and between RBC Centura Bank and the Registrant. (Incorporated herein by reference to Exhibit 10.46 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004, as filed with Form 10-K/A No. 1 thereto.)

10.10	Letter Amendment to Loan and Security Agreement, dated as of February 7, 2005, by and between RBC Centura Bank and the Registrant. (Incorporated herein by reference to Exhibit 10.47 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004, as filed with Form 10-K/A No. 1 thereto.)

10.11	Form of Letter Agreement between Goldman, Sachs & Co., Barron Partners L.P. and WidePoint Corporation, as executed on April 26, 2005. (Filed as Exhibit 10.46 to the Registrant’s Amendment No. 1 to Form S-1 as filed on May 5, 2005.)

10.12	Form of Letter Agreement between Goldman, Sachs & Co., Barron Partners L.P. and WidePoint Corporation, as executed on April 28, 2005. (Filed as Exhibit 10.47 to the Registrant’s Amendment No. 1 to Form S-1 as filed on May 5, 2005.)

10.13	Employment and Non-Compete Agreement between WidePoint Corporation, Operational Research Consultants, Inc and Daniel Turissini.* (Incorporated herein by reference to Exhibit 10.14 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the SEC on March 15, 2007).

10.14	Addendum to Employment and Non-Compete Agreement, dated as of October 25, 2006, between Daniel Turissini and the Registrant.* (Incorporated herein by reference to Exhibit 10.15 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the SEC on March 15, 2007).

21	Subsidiaries of WidePoint Corporation (Incorporated herein by reference to Exhibit 21 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the SEC on March 15, 2007).

* Management contract or compensatory plan.

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23.1	Consent of Moss Adams LLP (Incorporated herein by reference to Exhibit 23.1 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the SEC on March 15, 2007).

23.2	Consent of Epstein Weber & Conover P.L.C. (Incorporated herein by reference to Exhibit 23.2 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the SEC on March 15, 2007).

23.3	Consent of Grant Thornton LLP (Incorporated herein by reference to Exhibit 23.3 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the SEC on March 15, 2007).

31.1A	Amended Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith)

31.2A	Amended Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith)

32A	Amended Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Filed herewith)

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